SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2015

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: Feb 24, 2015
KT Corporation

By:	/s/ Youngwoo Kim
Name:	Youngwoo Kim
Title:	Vice President

By:	/s/ Jungsup Jung
Name:	Jungsup Jung
Title:	Director

Notice of the 33rd Annual General Meeting

of Shareholders

*	To be presented at the meeting

Notice of the Annual General Meeting of Shareholders

February 24, 2015

To our Shareholders,

KT will hold an Annual General Meeting of Shareholders on March 27, 2015 as described below.

At the Annual General Meeting, four items will be reported, including the Business Report for the 33rd fiscal year and five items will be submitted, including the financial statements, to shareholders for approval.

Shareholders holding KT’s common shares as of December 31, 2014 will be entitled to vote at the 33rd Annual General Meeting of Shareholders.

I look forward to your participation.

Chang-Gyu Hwang

Chief Executive Officer

•	Date and Time: Friday, March 27, 2015 10:00 a.m. (local time)

•	Place:	Lecture Hall (2F) of KT Corporation’s R&D Center located at
151 Taebong-ro, Seocho-gu, Seoul, Korea

•	Record Date: December 31, 2014

Matters to be Reported

Business Report for the 33rd Fiscal Year

Pursuant to Article 449 of the Commercial Code (Approval of Financial Statement), KT’s 33rd annual report is as follows.

KT has prepared its financial statements in accordance with K-IFRS since fiscal year 2011. On KT Separate basis, the revenue was recorded as KRW 17,436 billion in 2014, representing a decrease of 2.8% year-on-year, mainly due to a decrease in fixed-line service revenue and less merchandise sales volume. The operating profit was recorded as KRW 720 billion in loss, turning in deficit, as expenses increased in labor expense due to ERP1 related cost in the 1st Half of the year. KT recorded net loss of KRW 1,142 billion. In addition to the labor expense, there were also one-off items such as fines by the KCC2 and impairment losses on our asset write offs.

In 2014, the Korean telecommunication industry experienced a fierce competition in wireless business to acquire more LTE3 subscribers. As LTE subscribers are expected to bring in higher wireless service revenue and tend to stay for longer period of time, KT will continue to migrate its subscriber base to LTE. As for the fixed line service, KT was the first to bring nationwide commercialization of GiGA Internet in October and plans to strengthen its position by offering strong bundle products with broadband, IPTV and other services. In addition to strengthening KT’s core business area of telecommunication, KT will endeavor to substantiate more synergies with subsidiaries to improve our overall profitability.

Subscribers of Major Services	(unit: 1,000)

	Mobile	Broadband	IPTV	PSTN	VoIP	WiBro
Dec 2014	17,328	8,129	5,859	13,849	3,410	753
Dec 2013	16,454	8,067	4,968	14,513	3,505	846

1	Early Retirement Program
2	Korea Communications Commission
3	Long-term Evolution

Report on Standards and Method of Payment on Remuneration of Directors

Pursuant to Article 31 (Remuneration and Severance Allowance for Directors) of KT’s Articles of Incorporation, the criteria used to determine the remuneration for executive directors and the method of payment is reported as follows.

* Definition of terms

Inside Director refers to Executive Director

Outside Director refers to Non-executive Independent Director

¨ Key Points of Executives Compensation Program

KT’s Executives Compensation program is designed to reward both managements’ short-term and long-term performances. The company believes it is important to maintain a balanced incentive program that encourages management not only to achieve short-term performance but also to strive for company’s long-term value enhancement. KT operates the Evaluation and Compensation Committee, which dictates annual goals and conducts performance appraisal of KT’s management. The Evaluation and Compensation Committee is comprised of only Outside Directors in order to maintain objectivity and fairness of the program. In an effort to guarantee transparency of executive compensation, performance appraisals are reported to shareholders at the Annual General Meeting of Shareholders.

KT is one of a few companies in Korea that discloses its standards and method of payment on remuneration of directors. The standards and method of payment on remuneration is reported at the Annual General Meeting of Shareholders each year pursuant to provision of KT’s Articles of Incorporation.

¨ Executives Compensation Components

The remuneration for executive officers consists of annual salary, short-term performance-based incentives, long-term performance-based incentives, severance payment and etc.

The annual salary, which is comprised of base salary and payment for responsibility of office, shall be paid on a monthly basis at an amount equivalent to one-twelfth of the annual salary.

The amount short-term performance-based incentives - offered in cash - are in accordance with each director’s performance evaluation as appraised by the Evaluation and Compensation Committee. Specific payment schemes of short-term incentives are as follows;

•	CEO’s incentive: 0~250% of base salary

•	Inside directors’ incentives (excluding CEO): 0~140% of base salary

The amounts of long-term performance-based incentives - offered in the form of stock grant, with a lock-up period of three years - are in accordance with TSR (Total Shareholder’s Return). Specific payment schemes of long-term incentives are as follows;

•	CEO’s incentive: 0~340% of base salary

•	Inside directors’ incentives (excluding CEO): 0~119% of base salary

Severance payment is calculated using the following formulas, which should be approved at the shareholders’ meeting.

•	CEO = (average monthly salary) x (number of years in service) x (5)

•	Inside directors (excluding CEO) = (average monthly salary) x (number of years in service) x (3)

Fringe benefits are paid in accordance with standards of executive fringe benefits.

¨ Performance Criteria Elements

KT’s performance appraisal process begins with the setting of annual goals by the Evaluation and Compensation Committee. Annual goals are set forth in alignment with the overall company’s operational & financial goals and the ultimate goal of shareholders’ value enhancement. Short-term performance and long-term goals are set separately in a balanced manner.

Short-term performance

KT’s annual goals are composed of quantitative and qualitative goals. These quantitative and qualitative goals are designed for balanced achievement of short-term improvement of company’s profitability and long-term enhancement of company’s competitiveness. Usually, quantitative goals are related to financial and operational performances whereas qualitative goals are focused on achieving operational and strategic goals. Weighted Key Performance Index (KPI) is provided to set and assess the annual performance appraisal. The following table summarizes the KPI for CEO’s short-term performance appraisal in 2014.

	Annual KPI	Weight
Quantitative KPI (65)	KT Revenue	20
	Revenue from strategic businesses	10
	KT Operating Profit	15
	KT Group EBITDA[4]	20
Qualitative KPI (35)	Normalize the company • Recovery of KT in telecom business • Innovation of cost structure	15
	Create future growth driver • Develop ICT based convergence services	10
	Differentiate as a leading representative company • Top-notch quality and differentiated service • Proactive participation in creative economy as a representative company of Korea	10

Total		100

*	No incentive payment if scored below 70

The Evaluation and Compensation Committee has reviewed company’s performance in 2014, and will report the evaluation results at the Annual General Shareholders’ Meeting on March 27, 2015.

4	EBITDA (Earnings Before Interest, Tax, Depreciation & Amortization): Operating profit + D&A

Long-term performance

Long-term performance incentives are provided to reward the management’s contribution to enhance long-term financial and operational progress. Long-term performance based incentives are offered in accordance with TSR (Total Shareholder Return), which is calculated by the relative performance of KT’s TSR against KOSPI and other domestic telecommunication service providers. The following illustrates the formula for the computation of TSR.

•	TSR = Share Price Return + Shareholders Return (Dividend and Share Retirement)

•	TSR Goal = 100% + {KT’s TSR – (Domestic Telco’s TSR x 80% + KOSPI TSR x 20%)}

No long-term incentive will be offered if TSR scored below 85.

¨ Compensation for Outside Directors

Until February 2010, KT had no incentive based compensation program for outside directors. Instead, fixed amounts of compensation were paid to outside directors as allowance for activities to execute their duties. However, the BOD introduced a new compensation program for outside directors from March 2010, which consists of cash and stock grant at a ratio of 3 to 1, where stock grant requires one year of lock-up period. The total remuneration for outside directors for 2014 was recorded at KRW 644 million. The stock grant will be offered in 2015.

¨ Summary of Total Compensation for Directors

1) Summary of Total Compensation for Directors

(KRW billions)

Year		Inside Directors (3 persons)		Outside Directors (8 persons)		Total (11 persons)
		Total	Average	Total	Average
2012		3.7	1.2	0.5	0.07	4.2
2013		1.9	0.6	0.6	0.08	2.5
2014	(E)	3.0	1.0	0.6	0.08	3.6

2) Comparison between Total Compensation and Limit on Remuneration of Directors approved at Annual General Shareholders’ Meeting

(KRW billions)

Year		Total Compensation(A)	Limit on Remuneration(B)	Payment Ratio(A/B)
2012		4.2	6.5	65%
2013		2.5	6.5	38%
2014	(E)	3.6	5.9	61%

The Limit on Remuneration of Directors is based on the Director’s salary, short-term & long-term performance-based incentives and provision for severance payment and allowance.

The limit on remuneration of Directors for the year 2015 was proposed at the BOD meeting on February 24, 2015. Information regarding the Limit on Remuneration of Directors for the year 2015 is described on Agenda Item No.5.

¨ Share Ownership of Directors

Inside Directors can purchase KT shares from the market individually. In addition, Inside Directors are also rewarded with stock grants as long-term performance incentives according to TSR with a lock-up period of 3 years.

The following table shows one of Inside Directors’ KT share ownership as of February 24th, 2014. Mr. Heon Moon Lim left KT in March 2013 and came back in February 2014, holding 907 shares rewarded with stock grant while he used to serve as an executive at KT.

Name	Number of Shares	Method of Purchase
Heon Moon Lim	907	Stock grant

Outside Directors were also rewarded with stock grant with a lock-up period of 1 year. Outside Directors’ current ownership of KT shares are as follows:

Name	Number of Shares		Method of Purchase
Keuk-Je Sung	733		Stock Grant
Sang Kyun Cha	Total	2,400	Purchase from the market
	(3,133)	733	Stock Grant
Do Kyun Song	337		Stock Grant

Matters Requiring Resolution

General Information for Voting

— Number and Classification of Voting Shares

The record date for exercising voting rights at the Annual General Meeting of Shareholders is December 31, 2014. As of the record date, the number of KT’s total shares issued was 261,111,808 shares and the number of common shares entitled to exercise voting rights (excluding treasury shares and shares held by an affiliate company) was 244,862,708 shares.

— Method of Resolution

Pursuant to the provisions of the Korean Commercial Code, Agenda Item No.1, 3, 4, and 5 shall be passed by a majority of the votes cast by the shareholders present at the meeting and at least one-fourth of the total shares that are entitled to vote. Agenda Item No. 2 shall be passed by at least two-thirds of the votes cast by the shareholders present at the meeting and at least one-third of total shares entitled to vote.

— Limit on Exercising Voting Rights regarding Election of the Members of Audit Committee

Article 409 of the Korean Commercial Code stipulates that any shareholder who holds more than 3% of the total issued shares with voting rights may not exercise his or her vote in respect of such excess shares beyond the “3% limit” when exercising voting rights with respect to election of the members of audit committee (Agenda Item No. 3). Please note that the shareholders who own more than 3% of KT’s voting shares (equivalent to 7,345,881 shares) are not entitled to any voting rights exceeding the “3% limit”.

Agenda Item No. 1

Approval of Financial Statements for the 33rd Fiscal Year

Pursuant to Article 449 of the Commercial Code (Approval and Public Notice of Financial Statements), approval of financial statements for the 32nd fiscal year, is requested.

The following financial statements are KT Separate statements prepared in accordance with K-IFRS

STATEMENT OF FINANCIAL POSITION (KT Separate)

As of December 31, 2014 and 2013

(Unit: 100 million KRW)

Description	2014	2013
	Amount	Amount
Current Assets	38,365	47,118
Cash and cash equivalents	4,693	10,239
Trade and other receivables	29,776	30,075
Inventories and other assets	3,896	6,804
Non-current Assets	210,838	209,821
Account receivables and other receivables	7,227	6,748
Tangible and intangible assets	148,617	158,002
Other non-current assets	54,994	45,071

Total Assets	249,203	256,939

Current Liabilities	63,307	70,410
Trade and other payables	43,290	50,154
Borrowings	16,320	15,828
Other current liabilities	3,697	4,428
Non-current Liabilities	89,837	76,087
Trade and other payables	7,839	10,489
Borrowings	73,635	57,030
Other non-current liabilities	8,363	8,568

Total Liabilities	153,144	146,498

Total Stockholders’ Equity	96,059	110,441

INCOME STATEMENT (KT Separate)

For the Years Ended December 31, 2014 and 2013

(Unit: 100 million KRW)

Description	2014	2013
	Amount	Amount
Operating Revenue	174,358	179,371

Operating Expenses	181,553	176,271

Operating Profit	-7,195	3,100

Other income	3,625	3,321
Other expenses	5,945	8,247
Financial income	2,195	2,341
Financial expense	7,422	5,762

Income before Tax	-14,742	-5,247

Income tax expense	-3,323	-1,324

Net Income for the Year	-11,419	-3,923

COMPREHENSIVE INCOME STATEMENT (KT Separate)

For the Years Ended December 31, 2014 and 2013

(Unit: 100 million KRW)

Description	2014	2013
	Amount	Amount
Profit (loss) for the year	-11,419	-3,923

Other comprehensive income
Items not reclassifiable subsequently to profit or loss:
Remeasurements of the net defined benefit liability	-2,087	598
Items reclassifiable subsequently to profit or loss:
Changes in value of AFS financial assets	73	22
Net reclassification adjustment for realized losses (gains) of AFS	—	20
Net valuation losses on cashflow hedges	167	-726
Net reclassification adjustment for cashflow hedges	-448	676

Total other comprehensive income (loss)	-2,294	590

Total comprehensive income (loss) for the year	-13,713	-3,333

STATEMENT OF APPROPRIATION OF RETAINED EARNINGS (KT Separate)

For the Years Ended December 31, 2014 and 2013

(Unit: 100 million KRW)

Description	2014	2013
	Amount	Amount
1. Retained Earnings before Appropriations	21,225	35,836

Unappropriated retained earnings	34,730	39,161
Actuarial Gain and Loss	-2,087	598
Net income for the year	-11,419	-3,923

2. Transfer from Voluntary Reserves	867	867

Reserve for R&D Human Reserves	867	867

3. Appropriation of Retained Earnings	-248	-1,973

Loss on disposition of Treasury Stock	-248	-22
Dividends		-1,951
(Current year DPS: KRW 0;
Previous year DPS: KRW 800)

4. Unappropriated Retained Earnings to be Carried over forward to Subsequent Year(1+2-3)	21,844	34,730

STATEMENT OF CASH FLOW (KT Separate)

For the Years Ended December 31, 2014 and 2013

(Unit: 100 million KRW)

	2014	2013
Cash flows from Operating Activities	15,687	39,540

Cash flows from Investing Activities	-29,577	-32,513

Disposal of available-for-sale financial assets	82	110
Disposal of investments in jointly controlled entities and associates	287	271
Disposal of property, plant & equipment	675	857
Disposal of intangible assets	62	151
Acquisition of available for sale financial assets	-105	-85
Acquisition of investments in jointly controlled entities and associates	-687	-836
Acquisition of property, plant & equipment	-25,013	-28,555
Acquisition of intangible assets	-4,878	-4,825
Cash flows from other investing activities	-1	400

Cash flows from Financing Activities	8,346	-8,518

Proceeds from borrowings	78,353	33,368
Payments of borrowings	-66,224	-35,159
Payments of dividends	-1,951	-4,874
Cash flows from other financing activities	-1,832	-1,852

Effect of FX rate change on cash and cash equivalents	-2	-1

Net Decrease in Cash	-5,547	-1,490

Beginning of the period	10,240	11,730

End of the period	4,693	10,239

STATEMENT OF CHANGE IN EQUITY (KT Separate)

For the Year Ended December 31, 2014 and 2013

(Unit: 100 million KRW)

	Capital Stock	Share Premium	Retained Earnings	AOC[3] Income (loss)	OCE[4]	Total
2013.1.1	15,645	14,403	101,040	-27	-12,349	118,712
Comprehensive income
Profit for the period	—	—	-3,923	—	—	-3,923
Changes in value of AFS[1] financial assets	—	—	—	42	—	42
Actuarial gain and loss	—	—	598	—	—	598
Changes on cash flow hedge	—	—	—	-50	—	-50
Transactions with equity holders
Dividends	—	—	-4,874	—	—	-4,874
Appropriations of loss on disposal of TS2	—	—	-68	—	68	—
Others	—	—	—	—	-64	-64
2013.12.31	15,645	14,403	92,772	-34	-12,345	110,441

2014.1.1	15,645	14,403	92,772	-34	-12,345	110,441
Comprehensive income
Profit for the period	—	—	-11,419	—	—	-11,419
Changes in value of AFS financial assets	—	—	—	73	—	73
Actuarial gain and loss	—	—	-2,087	—	—	-2,087
Changes in value of hedging assets	—	—	—	-281	—	-281
Transactions with equity holders
Dividends	—	—	-1,951	—	—	-1,951
Appropriations of loss on disposal of TS2	—	—	-22	—	22	—
Disposal of treasury stock	—	—	—	—	280	280
Spin-off and merger of subsidiaries	—	—	—	—	967	967
Others	—	—	—	—	35	35
2014.12.31	15,645	14,403	77,294	-242	-11,041	96,059

1: Available for sale / 2: Treasury Stock / 3: Accumulated Other Comprehensive income(loss) / 4: Other Components of equity

Notes to KT Separate Financial Statements

1.	General information

KT Corporation (the “Company”) commenced operations on January 1, 1982, when it spun off from the Korea Communications Commission (formerly the Korean Ministry of Information and Communications) to provide telephone services and to engage in the development of advanced communications services under the Act of Telecommunications of Korea. The address of the Company’s registered office is 90, Buljeong-ro, Bundang-gu, Seongnam City, Gyeonggi Province, Korea.

On October 1, 1997, upon the announcement of the Act on the Management of Government-Invested Institutions and the Privatization Law, the Company became a government-funded institution under the Commercial Code of Korea.

On December 23, 1998, the Company’s shares were listed on the Korea Exchange.

On May 29, 1999, the Company issued 24,282,195 additional shares and issued American Depository Shares (ADS), representing new shares and government-owned shares, at the New York Stock Exchange and the London Stock Exchange. On July 2, 2001, the additional ADS representing 55,502,161 government-shares were issued at the New York Stock Exchange and London Stock Exchange.

In 2002, the Company acquired the entire government-owned shares in accordance with the Korean government’s privatization plan. As of December 31, 2014, the Korean government does not own any share in the Company.

2.	Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Company in the preparation of its financial statements. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Basis of Preparation

The separate financial statements of the Company have been prepared in accordance with Korean IFRS. These are the standards, and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of the separate financial statements requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the separate financial statements are disclosed in Note 3.

2.2	Changes in Accounting Policy and Disclosures

(1)	New standards and amendments adopted by the Company

The Company newly applied the following enacted and amended standards for the annual period beginning on January 1, 2014:

•	Amendment to Korean IFRS 1032, Financial Instruments: Presentation

Amendment to Korean IFRS 1032, Financial Instruments: Presentation, provides that the right to offset must not be contingent on a future event and must be legally enforceable in all of circumstances; and if an entity can settle amounts in a manner such that outcome is, in effect, equivalent to net settlement, the entity will meet the net settlement criterion. The adoption of this amendment does not have a material impact on the separate financial statements.

•	Amendment to Korean IFRS 1039, Financial Instruments: Recognition and Measurement

Amendment to Korean IFRS 1039, Financial Instruments: Recognition and Measurement, allows the continuation of hedge accounting for a derivative that has been designated as a hedging instrument in a circumstance in which that derivative is novated to a central counterparty (CCP) as a consequence of laws or regulations. The adoption of this amendment does not have a material impact on the separate financial statements.

•	Enactment of Korean IFRS 2121, Levies

Korean IFRS 2121, Levies, are applied to a liability to pay a levy imposed by a government in accordance with the legislation. The interpretation requires that the liability to pay a levy is recognized when the activity that triggers the payment of the levy occurs, as identified by the legislation. The adoption of this enactment does not have a material impact on the separate financial statements.

•	Amendment to Korean IFRS 1102, Share-based payment

Korean IFRS 1102, Share-based payment, clarifies the definition of ‘vesting conditions’ such as ‘performance condition’, ‘service condition’ and others. This amendment is applied to share-based payment transactions for which the grant date is on or after July 1, 2014. The application of this amendment does not have a material impact on the separate financial statements.

•	Amendment to Korean IFRS 1036, Impairment of Assets

Amendment to Korean IFRS 1036, Impairment of Assets, removed certain disclosures of the recoverable amount of cash-generating units which had been included in this amendment by the issuance of Korean IFRS 1113.

Other standards, amendments and interpretations which are effective for the annual period beginning on January 1, 2014, do not have a material impact on the separate financial statements of the Company.

(2)	New standards, amendments and interpretations not yet adopted

The Company is assessing the impact of application of new standards, amendments and interpretations issued but not effective for the financial year beginning January 1, 2014, and not early adopted by the Company.

2.3	Subsidiaries, Associates and Joint ventures

The financial statements of the Company are separate financial statements based on Korean IFRS 1027, Separate Financial Statements. Investments in subsidiaries, joint ventures, and associates are recognised at cost under the direct equity method. Management applied the carrying amounts under the previous K-GAAP at the time of first adoption of the Korean IFRS as deemed cost of investments. The Company recognizes dividend income from subsidiaries, jointly controlled entities or associates in profit or loss when its right to receive dividend is established.

2.4	Foreign Currency Translation

(1)	Functional and presentation currency

Items included in the financial statements of the Company are measured using the currency of the primary economic environment in which the Company operates (‘the functional currency’). The financial statements are presented in ‘Korean won’, which is the Company’s functional and presentation currency.

(2)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss.

Exchange differences arising on non-monetary financial assets and liabilities such as equity instruments at fair value through profit or loss and available-for-sale equity instruments are recognized in profit or loss and included in other comprehensive income, respectively, as part of the fair value gain or loss.

2.5	Cash and Cash Equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks, and other short-term highly liquid investments with original maturities of less than three months.

2.6	Financial Assets

(1)	Classification and measurement

The Company classifies its financial assets in the following categories: financial assets at fair value through profit or loss, available-for-sale financial assets, loans and receivables, and held-to-maturity financial assets. Regular purchases and sales of financial assets are recognized on trade date.

The Company may designate the entire hybrid (combined) contract as a financial asset at fair value through profit or loss for a contract that contains one or more embedded derivatives. Financial assets designated as financial assets at fair value through profit or loss are foreign currency convertible bonds.

A regular way purchase of financial assets shall be recognized as applicable, using trade date accounting. At initial recognition, financial assets are measured at fair value plus, in the case of financial assets not carried at fair value through profit or loss, transaction costs. Transaction costs of financial assets carried at fair value through profit or loss are expensed in the statement of income. After the initial recognition, available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables, and held-to-maturity investments are subsequently carried at amortized cost using the effective interest rate method.

Changes in fair value of financial assets at fair value through profit or loss are recognized in profit or loss and changes in fair value of available-for-sale financial assets are recognized in other comprehensive income. When the available-for-sale financial assets are sold or impaired, the fair value adjustments recorded in equity are reclassified into profit or loss.

(2)	Impairment

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or a group of financial assets that can be reliably estimated.

Impairment of loans and receivables is presented as a deduction in an allowance account. Impairment of other financial assets is directly deducted from their carrying amount. The Company writes off financial assets when the assets are determined to be no longer recoverable.

The criteria that the Company uses to determine that there is objective evidence of an impairment loss include:

•	Significant financial difficulty of the issuer or obligor;

•	A breach of contract, such as a default or delinquency in interest or principal payments;

•	For economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

•	It becomes probable that the borrower will enter bankruptcy or other financial reorganization;

•	The disappearance of an active market for that financial asset because of financial difficulties; or

•	Observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio.

(3)	Derecognition

If the Company transfers a financial asset and the transfer does not result in derecognition because the Company has retained substantially of all risks and rewards of ownership of the transferred asset due to a recourse in the event the debtor defaults, the Company continues to recognize the transferred asset in its entirety and recognizes a financial liability for the consideration received. The related financial liability is classified as ‘borrowings’ in the statement of financial position.

(4)	Offsetting of financial instruments

Financial assets and liabilities are offset and the net amount reported in the statements of financial position where there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the assets and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Company or the counterparty.

2.7	Derivative Instruments

Derivatives are initially recognized at fair value on the date when a derivative contract is entered into and are subsequently re-measured at their fair value. Changes in the fair value of the derivatives that are not qualified for hedge accounting are recognized in the statement of income within ‘other income (expenses)’ and ‘finance income (expenses)’ according to the nature of transactions.

If the Company uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of the financial instrument, there may be a difference between the transaction price and the amount determined using that valuation technique (Day 1 profit and loss). In these circumstances, the fair value of the financial instrument is recognized as the transaction price and the difference is amortized by using the straight-line method over the life of the financial instrument. If the fair value of the financial instrument is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss in the statement of income.

The Company applies cash flow hedge accounting to hedge the risks of foreign exchange and interest rates of the variable rate foreign currency bonds. The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately as finance income (expenses) in the statement of income. Amounts of changes in fair value of effective hedging instruments accumulated in other comprehensive income are recognized as ‘finance income(expenses)’ for the periods when the corresponding transactions affect profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that is reported in other comprehensive income is recognized as ‘finance income (expenses)’.

2.8	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted-average method, except for inventories in-transit which is determined using the specific identification method.

2.9	Non-current Assets (or Disposal Group) Held-for-sale

Non-current assets (or disposal group) are classified as assets held-for-sale when their carrying amount is to be recovered principally through a sale transaction and a sale is considered highly probable. The assets are measured at the lower amount between their carrying amount and the fair value less costs to sell.

2.10	Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Historical cost includes expenditures that is directly attributable to the acquisition of the items.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate the difference between their cost and their residual values over their estimated useful lives, as follows:

Estimated Useful Lives
Buildings		5 – 40 years
Structures		5 – 40 years
Telecommunications	equipment	3 – 40 years
Others	Vehicles	4 years
	Tools	4 years
	Office equipment	4 years

The depreciation method, residual values and useful lives of property and equipment are reviewed at the end of each reporting period and, if appropriate, accounted for as changes in accounting estimates.

2.11	Investment Property

Property held to earn rentals or for capital appreciation or both is classified as investment property. Investment property is measured initially at its cost. After recognition as an asset, investment property is carried at cost less accumulated depreciation and impairment losses. Investment property, except for land, is depreciated using the straight-line method over their useful lives.

2.12	Intangible Assets

(1)	Goodwill

Goodwill represents the excess of the aggregate of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition date fair value of the Company’s previously held equity interest in the acquiree over the net acquired identifiable assets at the date of acquisition. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the CGUs, or group of CGUs, that is expected to benefit from the synergies of the combination. Goodwill is monitored at the operating segment level.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs to sell. Any impairment is recognized immediately as an expense and is not subsequently reversed.

(2)	Intangible assets, except for goodwill

Intangible assets, except for goodwill, are initially recognized at its historical cost. These assets have definite useful lives and carried at historical cost less accumulated amortization and accumulated impairment loss except for facility usage rights. Intangible assets with definite useful life are amortized using the straight-line method over their estimated useful lives. However, facility usage rights (condominium membership and golf membership) are regarded as intangible assets with indefinite useful life and not amortized because there is no foreseeable limit to the period over which the assets are expected to be utilized.

The estimated useful lives used for amortizing intangible assets are as follows:

Estimated Useful Lives
Development costs	6 years
Goodwill	indefinite useful life
Software	6 years
Industrial property rights	5 – 10 years
Frequency usage rights	5.75 – 15 years
Others [1]	3 – 50 years

[1]	Facility usage rights (condominium membership and golf membership) are classified as intangible assets with indefinite useful life.

(3)	Research and development costs

Expenditure on research is recognized as an expense as incurred. If the expense as incurred that is identifiable and when the probable future economic benefits are expected, the cost for the new merchandises and technology is recognized as intangible assets when all the following criteria are met:

•	It is technically feasible to complete the intangible asset so that it will be available for use;

•	Management intends to complete the intangible asset and use or sell it;

•	There is the ability to use or sell the intangible asset;

•	It can be demonstrated how the intangible asset will generate probable future economic benefits;

•	Adequate technical, financial and other resources to complete the development and to use or sell the intangible asset are available; and

•	The expenditure attributable to the intangible asset during its development can be reliably measured.

Other development expenditures that do not meet these criteria are recognized as an expense as incurred. Development costs, previously recognized as an expense, are not recognized as an asset in a subsequent period. Capitalized development costs which are stated as intangible assets are amortized using the straight-line method when the assets are available for use and are subsequently tested for impairment.

2.13	Borrowing Costs

Borrowing costs incurred in the acquisition or construction of a qualifying asset are capitalized in the period when it is prepared for its intended use, and investment income earned on the temporary investment of borrowings made specifically for the purpose obtaining a qualifying asset is deducted from the borrowing costs eligible for capitalization during the period. Other borrowing costs are recognized as expenses for the period in which they are incurred.

2.14	Government Grants

Government grants related to assets are recognized in profit or loss on a systematic and rational basis over the useful life of the asset by setting up the grant as deferred income, and government grants related to income are deferred and recognized in the statement of income as part of ‘other income’ for the period in which the related expenses for the purpose of the government grants are incurred.

2.15	Impairment of Non-financial Assets

Goodwill or intangible assets with indefinite useful lives are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. Non-financial assets, other than goodwill, that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

2.16	Financial Liabilities

(1)	Classification and measurement

Financial liabilities at fair value through profit or loss are financial instruments held for trading. Financial liabilities are classified in this category if incurred principally for the purpose of repurchasing them in the near term. Derivatives that are not designated as hedges or bifurcated from financial instruments containing embedded derivatives are also categorized as held-for-trading.

The Company classifies non-derivative financial liabilities, except for financial liabilities at fair value through profit or loss, financial guarantee contracts and financial liabilities that arise when a transfer of financial assets does not qualify for derecognition, as financial liabilities carried at amortized cost and presented as ‘trade and other payables’, ‘borrowings’, and ‘other financial liabilities’ in the statement of financial position.

(2)	Derecognition

Financial liabilities are removed from the statement of financial position when it is extinguished, for example, when the obligation specified in the contract is discharged, cancelled or expired or when the terms of an existing financial liability are substantially modified.

2.17	Financial Guarantee Contracts

Financial guarantees contracts provided by the Company are initially measured at fair value on the date the guarantee was given. Subsequent to initial recognition, the Company’s liabilities under such guarantees are measured at the higher of the amounts below and recognized as ‘other financial liabilities’:

•	the amount determined in accordance with Korean IFRS 1037, Provisions, Contingent Liabilities and Contingent Assets; or

•	the initial amount, less accumulated amortization recognized in accordance with Korean IFRS1018, Revenue.

2.18	Employee Benefits

(1)	Post-employment benefits

The Company has both defined benefit and defined contribution plans.

A defined contribution plan is a pension plan under which the Company pays fixed contributions into a separate entity. The contributions are recognized as employee benefit expenses when an employee has rendered service.

A defined benefit plan is a pension plan that is not a defined contribution plan. Typically defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds and that have terms to maturity approximating to the terms of the related pension obligation. The remeasurements of the net defined benefit liability are recognized in other comprehensive income.

If any plan amendments, curtailments, or settlements occur, past service costs or any gains or losses on settlement are recognized as profit or loss for the year.

(2)	Termination benefits

Termination benefits are payable when employment is terminated by the Company before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Company recognizes termination benefits at the earlier of the following dates: when the entity can no longer withdraw the offer of those benefits or when the entity recognizes costs for a restructuring.

2.19	Share-based Payments

Equity-settled share-based payments granted to employees are estimated at the grant date fair value of equity instruments and recognized as employee benefit expenses over the vesting period. The number of equity instruments expected to vest is remeasured with consideration to non-market vesting conditions at the end of the reporting period, with any changes from the original measurement recognized in the profit for the year and equity.

2.20	Provisions

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation and the increase in the provision due to passage of time is recognized as interest expense.

2.21	Leases

A lease is an agreement, whereby the lessor conveys to the lessee, in return for a payment or series of payments, the right to use an asset for an agreed period of time. Leases where all the risks and rewards of ownership are not transferred to the Company are classified as operating leases. Lease payments under operating leases are recognized as expenses on a straight-line basis over the lease term.

Leases where the Company has substantially all the risks and rewards of ownership are classified as finance leases and recognized as lease assets and liabilities at the lower of the fair value of the leased property and the present value of the minimum lease payments on the opening date of the lease period.

2.22	Capital Stock

Common stocks are classified as equity.

Where the Company purchases its own equity share capital (treasury stock), the consideration paid, including any directly attributable incremental costs, is deducted from equity attributable to the Company’s equity holders until the stocks are cancelled or reissued. Where such stocks are subsequently reissued, any consideration received is included in equity attributable to the Company’s equity holders.

2.23	Revenue Recognition

Revenue is measured at the fair value of the consideration received or receivable for the sale of goods or rendering of services arising from the normal activities of the Company. It is stated as net of value added taxes, returns, rebates and discounts, after elimination of intra-company transactions.

The Company recognizes revenue when the amount of revenue can be reliably measured; when it is probable that future economic benefits will flow to the entity; and when specific criteria have been met for each of the Company’s activities, as described below. The Company bases its estimate on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

(1) Sales of services

When providing interconnection or telecommunications service to a customer based on service plans, the related revenue is recognized at the time service is provided. If the customer uses the telecommunications equipment according to the service plans, the related revenue is recognized on straight-line basis over the contract period. Revenue related to the other telecommunications services is recognized when the service is provided to the customer.

For other services, when the outcome of a transaction involving the rendering of services can be estimated reliably, revenue associated with such a transaction is recognized by reference to the stage of performance of the services. When the outcome of the transaction involving the rendering of services cannot be estimated reliably, revenue is recognized only to the extent of the expenses recognized that are recoverable.

Total consideration for combined services is allocated to each service in proportion to its fair value and the allocated amount is recognized as revenue according to revenue recognition policy for the service stage.

(2) Sales of goods

Revenue from the sale of goods is recognized when products are delivered to the purchaser.

(3) Interest income

Interest income is recognized using the effective interest method according to the time passed. When a loan and receivable is impaired, the Company reduces the carrying amount to its recoverable amount and continues unwinding the discount as interest income. Interest income on impaired loans and receivables is recognized using the original effective interest rate.

(4) Royalty income

Royalty income is recognized on an accrual basis in accordance with the substance of the relevant agreements.

(5) Dividend income

Dividend income is recognized when the right to receive payment is established.

(6) Customer loyalty program

The Company operates a customer loyalty program in which customers are granted rewards points. The reward points are recognized as a separately identifiable component of the initial sale transaction. The fair value of the consideration received or receivable in respect of the initial sale is allocated between the reward points and the other components of the sale. The fair value of the reward points is measured by taking into account the proportion of the reward points that are not expected to be redeemed by customers. Revenue from the reward points is recognized when the points are redeemed.

2.24	Current and Deferred Income Tax

The tax expense for the period consists of current and deferred tax. Tax is recognized on the profit for the period in the statement of income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively. The tax expense is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period.

Management periodically evaluates tax policies that are applied in tax returns in which applicable tax regulation is subject to interpretation. The Company recognizes current income tax on the basis of the amount expected to be paid to the tax authorities.

Deferred tax is recognized for temporary differences arising between the tax bases of assets and liabilities and their carrying amounts as expected tax consequences at the recovery or settlement of the carrying amounts of the assets and liabilities. However, deferred tax assets and liabilities are not recognized if they arise from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences can be utilized.

Deferred tax liability is recognized for taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. In addition, deferred tax asset is recognized for deductible temporary differences arising from such investments to the extent that it is probable the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

The Company adopts the consolidated corporate tax return and calculates income tax expenses and income tax liabilities of the company and its subsidiaries based on systematic and reasonable methods.

2.25	Dividend Distribution

Dividend distribution to the Company’s shareholders is recognized as a liability in the financial statements in the period in which the dividends are approved by the Company’s shareholders.

2.26	Approval of Issuance of the Financial Statements

The issuance of the December 31, 2014 separate financial statements of the Company was approved by the Board of Directors on February 24, 2015, which is subject to change with approval at the annual shareholders’ meeting.

3.	Critical Accounting Estimates and Assumptions

The Company makes estimates and assumptions concerning the future. The estimates and assumptions are continuously evaluated with consideration to factors such as events reasonably predictable in the foreseeable future within the present circumstance according to historical experience. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

3.1	Estimated Impairment of Goodwill

The Company tests annually whether goodwill has suffered any impairment. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations (Note 12).

3.2	Income Taxes

The income generated from operations is subject to income taxes based on tax laws and interpretations of tax authorities in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain.

3.3	Fair Value Financial Instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Company uses its judgment to select a variety of methods and makes assumptions that are mainly based on market conditions existing at the end of each reporting period (Note 36).

3.4	Allowance for Doubtful Accounts

The Company recognizes provisions for accounting of estimated loss in customers’ insolvency. When the allowance for doubtful accounts is estimated, it is based on the aging analysis of trade receivables balances, incurred loss experience, customers’ credit rates and changes of payment terms. If the customer’s financial position becomes worse, the actual loss amount will be increased more than the estimated.

3.5	Net defined benefit liability

The present value of net defined benefit liability depends on a number of factors that are determined on an actuarial basis using a number of assumptions including the discount rate (Note 17).

3.6	Deferred Revenue

Service installation fees and initial subscription fees related to activation of service are deferred and recognized as revenue over the expected periods of customer relationships. The estimate of the expected terms of customer relationship is based on the historical data. If management’s estimate is changed, it may cause significant differences in the timing of revenue recognition and amounts recognized.

3.7	Provisions

As described in Note 16, the Company records provisions for litigation and assets retirement obligations at the end of the reporting period. The provisions are estimated based on the factors such as the historical experiences.

3.8	Useful lives of Property and Equipment, Intangible Assets and Investment Property

The property and equipment, intangible assets, and investment property, excluding land, condominium memberships, and golf club memberships are depreciated using the straight-line method over their useful lives. The estimated useful lives are determined based on expected usage of the assets and the estimates can be materially affected by technical changes and other factors. The Company will increase depreciation expenses if the useful lives are considered shorter than the previously estimated useful lives.

Disclaimer:

Please be informed that the above notes to KT separate financial statements may differ in quantity and contents with the Annual General Shareholders’ Meeting Notice disclosed in Korean language, which is prepared according to the Korean Commercial Code, from other disclosures under different jurisdictions.

The following financial statements are KT consolidated statements prepared in accordance with K-IFRS

STATEMENT OF FINANCIAL POSITION (Consolidated)

As of December 31, 2014 and 2013

(Unit: 100 million KRW)

Description	2014	2013
	Amount	Amount
Current Assets	87,509	99,684
Cash and cash equivalents	18,887	20,709
Trade and other receivables	48,138	52,927
Inventories and other assets	20,485	26,048
Non-current Assets	250,246	248,781
Account receivables and other receivables	8,489	8,135
Tangible and intangible assets	200,122	202,144
Other non-current assets	41,635	38,503
Total Assets	337,755	348,465

Current Liabilities	99,922	111,877
Trade and other payables	64,132	74,138
Borrowings	29,556	30,207
Other current liabilities	6,234	7,532
Non-current Liabilities	119,930	107,939
Trade and other payables	9,092	10,589
Borrowings	98,597	84,632
Other non-current liabilities	12,240	12,718
Total Liabilities	219,852	219,816

Total Stockholders’ Equity	117,903	128,649

INCOME STATEMENT (Consolidated)

For the Years Ended December 31, 2014 and 2013

(Unit: 100 million KRW)

Description	2014	2013
	Amount	Amount
Operating Revenue	234,217	238,106

Operating Expenses	237,133	229,713

Operating Profit	-2,916	8,393

Other income	2,581	3,292
Other expenses	-6,476	-8,228
Financial income	2,549	2,793
Finance costs	-8,290	-6,370
Income from jointly controlled entities and associates	182	66

Profit from continuing operations before income tax	-12,371	-53

Income tax expense	-2,709	550

Profit(loss) for the year from the continuing operations	-9,662	-603
Profit from discontinued operations	0	0

Profit(Loss) for the year	-9,662	-603

COMPREHENSIVE INCOME STATEMENT (Consolidated)

For the Years Ended December 31, 2014 and 2013

(Unit: 100 million KRW)

	2014	2013
Profit(Loss) for the year	-9,662	-603

Other comprehensive income(loss)	-2,352	1,086
Items not reclassifiable subsequently to P/L:
Remeasurements of the net defined benefit liability	-2,366	566
Shares of remeasurement loss from jointly controlled entities	-4	-5
Items reclassifiable subsequently to profit or loss:
Changes in value of AFS financial assets	222	563
Net gains on cashflow hedges	-278	-47
Shares of OCI from jointly controlled entities	39	29
Currency translation differences	35	-21
Other comprehensive income after income tax

Total comprehensive income for the year	-12,014	484

Comprehensive income for the year attributable to:
Equity holders of the Parent Company	-12,772	-820
Non-controlling interest	758	1,304

STATEMENT OF CASH FLOW (Consolidated)

For the Year Ended December 31, 2014

(Unit: 100 million KRW)

	2014	2013
Cash flows from Operating Activities	19,164	41,111

Cash flows from Investing Activities	-31,710	-37,826

Disposal of available-for-sale financial assets	774	788
Disposal of investments in jointly controlled entities and associates	223	225
Disposal of property, plant & equipment & real estate assets	776	1,005
Disposal of intangible assets	94	183
Acquisition of available for sale financial assets	-781	-1,271
Acquisition of investments in jointly controlled entities and associates	-184	-163
Acquisition of property, plant & equipment	-28,529	-30,882
Acquisition of intangible assets	-5,784	-5,500
Cash outflow from changes in scope of consolidation	214	16
Cash flows from other investing activities	1,487	-2,228

Cash flows from Financing Activities	10,717	-3,118

Proceeds from borrowings and bonds	100,371	61,996
Repayment of borrowings and bonds	-87,573	-59,563
Dividend paid to shareholders	-2,228	-5,113
Disposal of treasury stock	341	—
Cash outflow from consolidated capital transaction	992	346
Cash outflow from other financing activities	-1,186	-743

Effect of FX rate change on cash and cash equivalents	6	-34

Net Increase in Cash	-1,822	133

Beginning of the period	20,709	20,576

End of the period	18,887	20,709

STATEMENT OF CHANGE IN EQUITY (Consolidated)

For the Year Ended December 31, 2014

(Unit: 100 million KRW)

	Capital Stock	Share Premium	Retained Earnings	AOC[4] Inc.(loss)	OCE[5]	Subtotal	Non-con share	Total
2013.1.1	15,645	14,403	106,464	13	-13,433	123,092	9,088	132,180
Comprehensive income
Profit for the period	—	—	-1,624	—	—	-1,624	1,022	-603
Changes in value of AFS[1] financial assets	—	—	—	321	—	321	242	563
Actuarial gain and loss	—	—	576	—	—	576	-11	566
Changes on cash flow hedge	—	—	—	-47	—	-47	0	-47
Shares of OCI[2] of jointly controlled entities	—	—	—	26	—	26	3	29
Shares of actuarial gain of jointly controlled entities	—	—	-5	—	—	-5	0	-5
Currency translation differences	—	—	—	-67	—	-67	47	-21
Transactions with equity holders
Dividends	—	—	-4,874	—	—	-4,874	—	-4874
Dividends paid to non-controlling interest of subsidiaries	—	—	—	—	—	—	-238	-238
Appropriations of loss on disposal of TS3	—	—	-68	—	68	—	—	—
Changes in scope of consolidation	—	—	—	—	—	—	95	95
Changes in ownership interest in subsidiaries	—	—	—	—	142	142	860	1,001
Others	—	—	—	—	14	14	-11	3
2013.12.31	15,645	14,403	100,469	245	-13,209	117,552	11,097	128,649
2014.1.1	15,645	14,403	100,469	245	-13,209	117,552	11,097	128,649
Comprehensive income
Profit for the period	—	—	-10,550	—	—	-10,550	889	-9,662
Changes in value of AFS[1] financial assets	—	—	—	209	—	209	13	222
Actuarial gain and loss	—	—	-2,232	—	—	-2,232	-135	-2,366
Changes on cash flow hedge	—	—	—	-278	—	-278	0	-278
Shares of OCI of jointly controlled entities	—	—	—	37	—	37	2	39
Shares of actuarial gain of jointly controlled entities	—	—	-3	—	—	-3	-1	-4
Currency translation differences	—	—	—	45	—	45	-9	35
Transactions with equity holders
Dividends	—	—	-1,951	—	—	-1,951	—	-1,951
Dividends paid to non-controlling interest of subsidiaries	—	—	—	—	—	—	-277	-277
Appropriations of loss on disposal of TS3	—	—	-22	—	22	—	—	—
Changes in scope of consolidation	—	—	—	—	—	—	1,983	1,983
Changes in ownership interest in subsidiaries	—	—	—	—	266	266	-64	202
Disposal of treasury stock	—	—	—	—	341	341	—	341
Issuance of Common Stock	—	—	—	—	—	—	990	990
Others	—	—	—	—	-27	-27	6	-21
2014.12.31	15,645	14,403	85,711	258	-12,607	103,410	14,493	117,903

1: Available for sale / 2: Other Comprehensive Income / 3: Treasury Stock / 4: Accumulated Other Comprehensive income(loss) / 5: Other Components of equity

Notes to KT Consolidated Financial Statements

1.	General Information

The consolidated financial statements include the accounts of KT Corporation, which is the controlling company as defined under Korean IFRS 1110, Consolidated Financial Statements, and its 65 controlled subsidiaries as described in Note 1.2 (collectively referred to as the “Company”).

The Controlling Company

KT Corporation (the “Controlling Company”) commenced operations on January 1, 1982, when it spun off from the Korea Communications Commission (formerly the Korean Ministry of Information and Communications) to provide telephone services and to engage in the development of advanced communications services under the Act of Telecommunications of Korea. The headquarters are located in Seongnam City, Gyeonggi Province, Republic of Korea, and the address of its registered head office is 90, Buljeong-ro, Bundang-gu, Seongnam City, Gyeonggi Province.

On October 1, 1997, upon the announcement of the Government-Investment Enterprises Management Basic Act and the Privatization Law, the Controlling Company became a government-funded institution under the Commercial Code of Korea.

On December 23, 1998, the Controlling Company’s shares were listed on the Korea Exchange.

On May 29, 1999, the Controlling Company issued 24,282,195 additional shares and issued American Depository Shares (ADS), representing new shares and government-owned shares, at the New York Stock Exchange and the London Stock Exchange. On July 2, 2001, the additional ADS representing 55,502,161 government-owned shares were issued at the New York Stock Exchange and London Stock Exchange.

In 2002, the Controlling Company acquired the entire government-owned shares in accordance with the Korean government’s privatization plan. As of the end of the reporting period, the Korean government does not own any share in the Controlling Company.

Consolidated Subsidiaries

The consolidated subsidiaries as of December 31, 2014 and 2013, are as follows:

	Type of Business	Location	Controlling percentage ownership[1] (%)
Subsidiary			2014	2013
KT Powertel Co., Ltd. [2]	Trunk radio system business	Domestic	44.8	44.8
KT Linkus Co. ,Ltd.	Public telephone maintenance	Domestic	93.8	93.8
KT Submarine Co., Ltd. [2]	Submarine cable construction and maintenance	Domestic	36.9	36.9
KT Telecop Co., Ltd.	Security service	Domestic	86.8	86.8
KT Hitel Co., Ltd.	Data communication	Domestic	63.7	63.7
KT Commerce Inc.	B2C, B2B service	Domestic	100.0	100.0
KT Capital Co., Ltd.	Financing service	Domestic	100.0	100.0
KT New Business Fund No.1	Investment fund	Domestic	100.0	100.0
Gyeonggi-KT Green Growth Fund	Venture investment of Green Growth Business	Domestic	56.5	56.5
KTC Media Contents Fund 2	New technology investment fund	Domestic	85.7	85.7
KT Strategic Investment Fund No.1	Investment fund	Domestic	100.0	100.0
KT Strategic Investment Fund No.2	Investment fund	Domestic	100.0	100.0
BC Card Co., Ltd.	Credit card business	Domestic	69.5	69.5
VP Inc.	Payment security service for credit card and etc.	Domestic	50.9	50.9
H&C Network	Call centre for financial sectors	Domestic	100.0	100.0
BC Card China Co., Ltd.	Research and development of calculation system and software	China	100.0	100.0
INITECH Co., Ltd.	Internet banking ASP and security solutions	Domestic	57.0	57.0
Smartro Co., Ltd.	VAN (Value Added Network) business	Domestic	81.1	81.1
Sofnics, Inc.	Software development and sales	Domestic	80.6	80.6
KTDS Co., Ltd.	System integration and maintenance	Domestic	95.3	95.3
KT M Hows Co., Ltd.	Mobile marketing	Domestic	51.0	51.0
KT M&S Co., Ltd.	PCS distribution	Domestic	100.0	100.0
KT Music Corporation [4]	Online music production and distribution	Domestic	49.9	57.8
KT Skylife Co., Ltd.[2]	Satellite broadcasting business	Domestic	49.9	50.1
SkylifeTV co., Ltd. (formerly Korea HD Broadcasting Corp.)	TV contents provider	Domestic	92.6	92.6
KT Estate Inc.	Residential building development and supply	Domestic	100.0	100.0
KT AMC Co., Ltd.	Asset management and consulting services	Domestic	100.0	100.0
KT NEXR CO., LTD. (formerly NEXR Co., Ltd.)	Cloud system implementation	Domestic	99.8	99.8
KTSB Data service	Data centre development and related service	Domestic	51.0	51.0
CENTIOS Co., Ltd.	U-City solution business	Domestic	82.8	82.8
Centios Philippines, Inc.	Smart space business	Philippines	100.0	100.0

Enswers Inc.[3]	Video-clip searching service	Domestic	45.2	45.2
Ustream Inc.	Live video-streaming service business	Domestic	51.0	51.0
Incheonucity Co., Ltd.	U-City development and operation agent	Domestic	51.4	51.4
KT Innoedu Co., Ltd.[3]	E-learning business	Domestic	48.4	48.4
KT Rental	Car rental and general rental business	Domestic	58.0	58.0
KT Auto Lease Corporation	Car rental business	Domestic	100.0	100.0
Kumho Rent-a-car Co., Ltd.	Car rental business	Vietnam	100.0	100.0
KT Rental Auto Care Corporation	Car rental business	Domestic	100.0	100.0
KT Sat Co., Ltd.	Satellite communication business	Domestic	100.0	100.0
KT Media Hub Co. Ltd.	Media contents development and distribution	Domestic	100.0	100.0
Best Partners Co., Ltd.	Outsourcing service for HR, administration, and accounting service	Domestic	100.0	100.0
Nasmedia, Inc.[3]	Online advertisement	Domestic	45.4	45.4
T-ON Telecom	Trunk radio system business and data communication	Domestic	100.0	100.0
KT Sports	Management of sports group	Domestic	100.0	100.0
KT Music Contents Fund No.1	Music contents investment business	Domestic	80.0	80.0
Consus-Changwon Private REIT	Investment in real estate	Domestic	93.6	93.6
KT-Michigan Global Content Fund	Content investment business	Domestic	81.3	81.3
Autopion Co., Ltd.	Service for information and communication	Domestic	100.0	100.0
GREEN CAR (formerly GREEN POINT)	Car sharing business	Domestic	52.3	52.3
K-REALTY CR-REIT 7	Investment in real estate	Domestic	100.0	—
ktcs Corporation [2]	Database and online information provider	Domestic	30.3	17.8
ktis Corporation [2]	Database and online information provider	Domestic	29.3	17.8
Olleh Rwanda Networks Ltd.	Network installation and management	Rwanda	51.0	51.0
Africa Olleh Services Ltd.	System integration and maintenance	Rwanda	51.0	—
KT Belgium	Foreign investment business	Belgium	100.0	100.0
KT ORS Belgium	Foreign investment business	Belgium	100.0	100.0
Korea Telecom Japan Co., Ltd.	Foreign telecommunication business	Japan	100.0	100.0
KBTO sp.zo.o.,	Electronic communication business	Poland	60.0	—
Korea Telecom China Co., Ltd.	Foreign telecommunication business	China	100.0	100.0
KT Dutch B.V	Super iMax and East Telecom management	Netherlands	100.0	100.0
Super iMax LLC	Wireless high speed internet business	Uzbekistan	100.0	100.0
East Telecom LLC	Fixed line telecommunication business	Uzbekistan	91.0	91.0
Korea Telecom America, Inc.	Foreign telecommunication business	USA	100.0	100.0
PT. KT Indonesia	Foreign telecommunication business	Indonesia	99.0	99.0

[1]	Sum of the ownership interests owned by the Controlling Company and subsidiaries.
[2]	Even though the Controlling Company has less than 50% ownership in these subsidiaries, these entities are consolidated as the Controlling Company can exercise the majority voting rights in its decision-making process at all times considering historical voting pattern at the shareholders’ meetings.
[3]	Even though the Controlling Company has less than 50% ownership in these subsidiaries, these entities are consolidated as the Controlling Company holds the majority of voting right based on an agreement with other investors.
[4]	Even though the Controlling Company has less than 50% ownership in this subsidiary, this entity is consolidated as the Controlling Company holds the potential voting rights by a stock purchase agreement with other investors.

Changes in scope of consolidation in 2014 are as follows:

Changes	Location	Subsidiaries	Reason
Included	Domestic	ktcs corporation	Acquisition of ownership interest
		ktis Corporation	Acquisition of ownership interest
		K-REALTY CR-REIT 6	Newly incorporated
		K-REALTY CR-REIT 7	Newly incorporated
	Rwanda	Africa Olleh Services Ltd.	Newly incorporated
	Poland	KBTO sp.zo.o.,	Acquisition of ownership interest
Excluded	Domestic	kt ens corporation	Under receivership
		K-REALTY CR-REIT 6	Decrease in percentage of ownership due to unequal stock issuance
		Sidus FNH Corporation	Disposal of ownership interest
		KT OIC Korea Co., Ltd.	Disposal of ownership interest
		KT Cloudware Corporation	Merged
		InitechSmartro Holdings Co., Ltd.	Merged
		K-REALTY CR-REIT 4	Liquidation
		K-REALTY CR-REIT 5	Liquidation
	USA	Soompi USA. LLC	Liquidation

A summary of financial data of the major consolidated subsidiaries as of and for the years ended December 31, 2014 and 2013, are as follows:

(in millions of Korean won)	2014
	Total assets		Total liabilities		Operating revenue		Net income (loss)
KT Powertel Co., Ltd.	￦	157,330	￦	29,996	￦	104,865	￦	5,368
KT Linkus Co., Ltd.		70,718		64,043		106,265		1,076
KT Submarine Co., Ltd.		111,877		16,188		76,653		9,018
KT Telecop Co., Ltd.		305,988		161,188		257,029		(6,576)
KT Hitel Co.,Ltd. [1]		226,994		31,429		492,408		12,205
KT Capital Co., Ltd. [1]		2,038,263		1,759,641		186,104		69,491
BC Card Co., Ltd. [1]		2,700,388		1,794,923		3,294,267		134,450
H&C Network [1]		223,896		69,537		216,730		8,506
Nasmedia, Inc.		97,502		34,933		29,855		7,956
Sofnics, Inc.		213		48		331		(1,029)
KTDS Co., Ltd [1].		92,676		58,486		353,414		(11,394)
KT M Hows Co., Ltd.		22,846		17,446		22,772		(5,626)
KT M&S Co., Ltd.		281,787		221,227		885,386		6,391
KT Music Corporation		83,386		27,069		86,340		3,240
KT Skylife Co., Ltd. [1]		683,009		246,326		652,994		55,162
KT Estate Inc. [1]		1,473,042		143,284		280,391		13,943
KTSB Dataservice		25,094		1,384		2,455		(3,960)
Centios Co., Ltd [1]		40,503		26,464		21,953		(4,012)
Enswers Inc.		7,260		23,244		2,950		(4,533)
Ustream Inc.		635		246		1,691		(1,313)
KT Innoedu Co., Ltd.		8,761		11,913		21,006		(7,291)
KT Rental [1]		2,656,385		2,317,650		1,070,153		51,388
KT Media Hub Co., Ltd.		172,621		76,995		335,244		14,054
KT Sat Co., Ltd.		480,689		45,540		139,152		30,016
Best Partners Co., Ltd.		113		100		345		(753)
T-ON Telecom		2,543		1,903		41		(1,802)
KT Sports		15,753		8,220		42,235		(1,305)
KT Music Contents Fund No.1		10,573		304		230		(74)
KT-Michigan Global Content Fund		5,610		—		29		(617)
Autopion Co., Ltd.		5,791		3,194		9,888		662
ktcs Corporation [1,2]		303,574		155,603		233,844		4,704
ktis Corporation [2]		215,741		68,046		83,812		(539)
Korea Telecom Japan Co., Ltd.		16,551		21,279		34,695		(22,769)
Korea Telecom China Co., Ltd.		1,011		213		1,532		(25)
KT Dutch B.V. [1]		42,951		10,332		25,712		30
Korea Telecom America, Inc.		5,627		1,295		6,318		211
PT. KT Indonesia		32		—		—		1
Olleh Rwanda Networks Ltd.		201,130		105,095		3,197		(18,984)
KT Belguium		72,405		14		—		(192)
KT ORS Belgium		1,932		6		—		(82)
KBTO sp.zo.o., [2]		3		33		—		(32)
Africa Olleh Services Ltd. [2]		9,870		255		4,773		(1,772)

(in millions of Korean won)	2013
	Total assets		Total liabilities		Operating revenue		Net income (loss)
KT Powertel Co., Ltd.	￦	167,131	￦	44,012	￦	112,742	￦	5,453
kt ens corporation		299,844		222,955		572,593		21,671
KT Linkus Co., Ltd.		70,562		62,993		102,611		1,920
KT Submarine Co., Ltd.		115,781		27,449		82,640		6,146
KT Telecop Co., Ltd.		192,126		138,357		238,035		3,840
KT Hitel Co., Ltd. [1]		293,665		102,644		579,987		3,551
KT Capital Co., Ltd. [1]		5,462,028		4,759,100		3,305,634		129,354
H&C Network [1]		257,390		110,126		222,122		18,870
Sidus FNH Corporation		9,481		2,549		5,644		(387)
Nasmedia, Inc.		97,140		40,943		24,754		5,615
Sofnics, Inc.		1,431		267		841		(178)
KTDS Co., Ltd.		189,983		125,172		573,398		18,245
KT M Hows Co., Ltd.		25,845		14,341		48,045		1,739
KT M&S Co., Ltd.		281,011		223,089		883,971		22,614
KT Music Corporation [1]		82,997		48,289		50,828		(5,088)
KT Skylife Co., Ltd. [1]		684,651		283,068		627,415		72,724
KT Estate Inc. [1]		1,434,685		109,634		252,878		22,692
NEXR Co., Ltd.		2,814		4,451		4,341		(1,965)
KTSB Dataservice		28,001		321		1,433		(4,802)
KT Cloudware Corporation		15,995		1,128		4,445		(2,913)
Centios Co., Ltd [1]		27,873		9,793		1,060		(5,097)
Enswers Inc. [1]		8,722		20,148		5,883		(4,990)
KT OIC Korea Co., Ltd.		3,626		512		1,951		(448)
Ustream Inc.		2,677		1,050		2,830		(2,363)
KT Innoedu Co., Ltd.		12,618		8,450		21,567		(1,020)
KT Rental [1]		2,188,271		1,896,259		885,294		32,400
KT Media Hub Co., Ltd.		184,702		81,578		304,690		21,146
KT Sat Co., Ltd.		492,965		35,237		146,088		56,859
Best Partners Co., Ltd.		882		116		265		(681)
T-ON Telecom [2]		3,347		2,298		1,042		(2,358)
KT Sports [2]		15,672		6,750		21,735		(970)
KT Music Contents Fund No.1 [2]		10,529		185		72		(157)
KT-Michigan Global Content Fund [2]		6,227		—		26		(173)
Autopion co., ltd. [2]		5,314		3,314		—		—
Korea Telecom Japan Co., Ltd.		17,752		14,204		22,138		30
Korea Telecom China Co., Ltd.		1,178		367		1,338		(1,108)
KT Dutch B.V. [1]		46,347		14,684		21,892		(4,131)
Korea Telecom America, Inc.		5,773		1,825		13,881		32
PT. KT Indonesia		30		—		—		1
Olleh Rwanda Networks Ltd. [2]		226,776		217,132		—		(943)
KT Belguium [2]		38,033		—		—		(11)
KT ORS Belgium [2]		95		—		—		—

[1]	These companies are the intermediate parent companies of other subsidiaries and the above financial information is from their consolidated financial statements.
[2]	These entities were newly consolidated for the years ended December 31, 2014 and 2013. Only operating revenues and net income subsequent to the inclusion of consolidation scope are disclosed above.

2.	Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Company in the preparation of its financial statements. These policies have been consistently applied to all the periods presented, unless otherwise stated.

2.1	Basis of Preparation

The consolidated financial statements of the Company have been prepared in accordance with Korean IFRS. These are the standards and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of the consolidated financial statements requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

2.2	Changes in Accounting Policy and Disclosures

(2)	New standards and amendments adopted by the Company

The Company newly applied the following enacted and amended standards for the annual period beginning on January 1, 2014

•	Amendment to Korean IFRS 1032, Financial Instruments: Presentation

Amendment to Korean IFRS 1032, Financial Instruments: Presentation, provides that the right to offset must not be contingent on a future event and must be legally enforceable in all of circumstances; and if an entity can settle amounts in a manner such that outcome is, in effect, equivalent to net settlement, the entity will meet the net settlement criterion. The adoption of this amendment does not have a material impact on the consolidated financial statements.

•	Amendment to Korean IFRS 1039, Financial Instruments: Recognition and Measurement

Amendment to Korean IFRS 1039, Financial Instruments: Recognition and Measurement, allows the continuation of hedge accounting for a derivative that has been designated as a hedging instrument in a circumstance in which that derivative is novated to a central counterparty (CCP) as a consequence of laws or regulations. The adoption of this amendment does not have a material impact on the consolidated financial statements.

•	Enactment of Korean IFRS 2121, Levies

Korean IFRS 2121, Levies, are applied to a liability to pay a levy imposed by a government in accordance with the legislation. The interpretation requires that the liability to pay a levy is recognized when the activity that triggers the payment of the levy occurs, as identified by the legislation. The adoption of this enactment does not have a material impact on the consolidated financial statements.

•	Amendment to Korean IFRS 1102, Share-based payment

Korean IFRS 1102, Share-based payment, clarifies the definition of ‘vesting conditions’ such as ‘performance condition’, ‘service condition’ and others. This amendment is applied to share-based payment transactions for which the grant date is on or after July 1, 2014. The application of this amendment does not have a material impact on the consolidated financial statements.

•	Amendment to Korean IFRS 1036, Impairment of Assets

Amendment to Korean IFRS 1036, Impairment of Assets, removed certain disclosures of the recoverable amount of cash-generating units which had been included in this amendment by the issuance of Korean IFRS 1113.

Other standards, amendments and interpretations which are effective for the annual period beginning on January 1, 2014, do not have a material impact on the separate financial statements of the Company.

(3)	New standards, amendments and interpretations not yet adopted

The Company is assessing the impact of application of new standards, amendments and interpretations issued but not effective for the financial year beginning January 1, 2014, and not early adopted by the Company

2.3	Consolidation

The Company has prepared the consolidated financial statements in accordance with Korean IFRS 1110, Consolidated Financial Statements.

(1)	Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Company has control. The Company controls the corresponding investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Consolidation of a subsidiary begins from the date the Company obtains control of a subsidiary and ceases when the Company loses control of the subsidiary.

The Company applies the acquisition method to account for business combinations. The consideration transferred is measured at the fair values of the assets transferred, and identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are initially measured at their fair values at the acquisition date. The Company recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis in the event of liquidation, either at fair value or at the non-controlling interest’s proportionate share of the recognized amounts of acquiree’s identifiable net assets. All other non-controlling interests are measured at their acquisition-date fair values, unless another measurement basis is required by IFRSs. Acquisition-related costs are expensed as incurred.

Goodwill is recognized as the excess of the aggregate of the consideration transferred, the amount of any non-controlling interest in the acquiree, and the acquisition-date fair value of the acquirer’s previously held equity interest in the acquiree over the identifiable net assets acquired. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in profit or loss.

Balances of receivables and payables, income and expenses and unrealized gains on transactions between the Company’s subsidiaries are eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

(2)	Changes in ownership interests in subsidiaries without change of control

In transactions with non-controlling interests, which do not result in loss of control, the Company recognizes directly in equity any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received, and attribute it to the owners of the parent.

(3)	Disposal of subsidiaries

If the Company loses control of a subsidiary, any investment continuously retained in the subsidiary is re-measured at its fair value at the date when control is lost and any resulting differences are recognized in profit or loss.

(4)	Associates

Associates are all entities over which the Company has significant influence, and investments in associates are initially recognized at acquisition cost using the equity method. Unrealized gains on transactions between the Company and its associates are eliminated to the extent of the Company’s interest in the associates. If there is any objective evidence that the investment in the associate is impaired, the Company recognizes the difference between the recoverable amount of the associate and its book value as impairment loss.

(5)	Joint arrangement

A joint arrangement of which two or more parties have joint control is classified as either a joint operation or a joint venture. A joint operator has rights to the assets, and obligations for the liabilities, relating to the joint operation and recognizes the assets, liabilities, revenues and expenses relating to its interest in a joint operation. A joint venturer has rights to the net assets relating to the joint venture and accounts for that investment using the equity method.

2.4	Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (Note 35). The chief operating decision-maker is responsible for making strategic decisions on resource allocation and performance assessment of the operating segments.

2.5	Foreign Currency Translation

(1)	Functional and presentation currency

Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the each entity operates (the “functional currency’). The consolidated financial statements are presented in Korean won, which is the Controlling Company’s functional and presentation currency.

(2)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss.

Exchange differences arising on non-monetary financial assets and liabilities such as equity instruments at fair value through profit or loss and available-for-sale equity instruments are recognized in profit or loss and included in other comprehensive income, respectively, as part of the fair value gain or loss.

(3)	Translation into presentation currency

Different functional currencies are translated into presentation currency using the following procedures.

•	Assets and liabilities at the closing rate at the date of that statement of financial position

•	Income and expenses at average rate for the period

•	Equity at historical rate

•	All resulting exchange differences are recognised in other comprehensive income

2.6	Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, and other short-term highly liquid investments with original maturities of less than three months.

2.7	Financial Assets

(1)	Classification and measurement

The Company classifies its financial assets in the following categories: financial assets at fair value through profit or loss, available-for-sale financial assets, loans and receivables, and held-to-maturity financial assets. Regular purchases and sales of financial assets are recognized on trade date.

A regular way purchase of financial assets shall be recognized as applicable, using trade date accounting. At initial recognition, financial assets are measured at fair value plus, in the case of financial assets not carried at fair value through profit or loss, transaction costs. Transaction costs of financial assets carried at fair value through profit or loss are expensed in the statement of income. After the initial recognition, available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables, and held-to-maturity investments are subsequently carried at amortized cost using the effective interest rate method.

Changes in fair value of financial assets at fair value through profit or loss are recognized in profit or loss and changes in fair value of available-for-sale financial assets are recognized in other comprehensive income. When the available-for-sale financial assets are sold or impaired, the fair value adjustments recorded in equity are reclassified into profit or loss.

(2)	Impairment

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or a group of financial assets that can be reliably estimated.

Impairment of loans and receivables is presented as a deduction in an allowance account. Impairment of other financial assets is directly deducted from their carrying amount. The Company writes off financial assets when the assets are determined to be no longer recoverable.

The criteria that the Company uses to determine that there is objective evidence of an impairment loss include:

•	Significant financial difficulty of the issuer or obligor;

•	A breach of contract, such as a default or delinquency in interest or principal payments;

•	For economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

•	It becomes probable that the borrower will enter bankruptcy or other financial reorganization;

•	The disappearance of an active market for that financial asset because of financial difficulties; or

•	Observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio.

(3)	Derecognition

If the Company transfers a financial asset and the transfer does not result in derecognition because the Company has retained substantially of all risks and rewards of ownership of the transferred asset due to a recourse in the event the debtor defaults, the Company continues to recognize the transferred asset in its entirety and recognizes a financial liability for the consideration received. The related financial liability is classified as ‘borrowings’ in the statement of financial position.

(4)	Offsetting of financial instruments

Financial assets and liabilities are offset and the net amount reported in the statements of financial position where there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the assets and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Company or the counterparty.

2.8	Derivative Instruments

Derivatives are initially recognized at fair value on the date when a derivative contract is entered into and are subsequently re-measured at their fair value. Changes in the fair value of the derivatives that are not qualified for hedge accounting are recognized in the statement of income within ‘other income (expenses)’ and ‘finance income (expenses)’ according to the nature of transactions.

If the Company uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of the financial instrument, there may be a difference between the transaction price and the amount determined using that valuation technique (Day 1 profit and loss). In these circumstances, the fair value of the financial instrument is recognized as the transaction price and the difference is amortized by using the straight-line method over the life of the financial instrument. If the fair value of the financial instrument is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss in the statement of income.

The Company applies cash flow hedge accounting to hedge the risks of foreign exchange and interest rates of the variable rate foreign currency bonds. The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately as finance income (expenses) in the statement of income. Amounts of changes in fair value of effective hedging instruments accumulated in other comprehensive income are recognized as ‘finance income(expenses)’ for the periods when the corresponding transactions affect profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that is reported in other comprehensive income is recognized as ‘finance income (expenses)’.

2.9	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted-average method, except for inventories in-transit which is determined using the specific identification method.

2.10	Non-current Assets (or Disposal Group) Held-for-sale

Non-current assets (or disposal group) are classified as assets held-for-sale when their carrying amount is to be recovered principally through a sale transaction and a sale is considered highly probable. The assets are measured at the lower amount between their carrying amount and the fair value less costs to sell.

2.11	Property and Equipment

Property and equipment are stated at its cost less accumulated depreciation and accumulated impairment losses. Historical cost includes expenditures that is directly attributable to the acquisition of the items.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate the difference between their cost and their residual values over their estimated useful lives, as follows:

Estimated Useful Lives
Buildings	5 – 40 years

Structures	5 – 40 years

Machinery and equipment (Telecommunications equipment and others)

Others	3 – 40 years

Vehicles	4 – 6 years

Tools	4 – 6 years

Office equipment	4 – 6 years

The depreciation method, residual values and useful lives of property and equipment are reviewed at the end of each reporting period and, if appropriate, accounted for as changes in accounting estimates.

2.12	Investment Property

Property held to earn rentals or for capital appreciation or both is classified as investment property. Investment property is measured initially at its cost. After recognition as an asset, investment property is carried at cost less accumulated depreciation and impairment losses. Investment property, except for land, is depreciated using the straight-line method over their useful lives from 10 to 40 years.

2.13	Intangible Assets

(4)	Goodwill

Goodwill is measured as explained in Note 2.3 (1) and goodwill arising from acquisition of subsidiaries and business are included in intangible assets. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. The calculation of the gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the acquirer’s cash-generating units, or groups of cash-generating units (“CGU”), that is expected to benefit from the synergies of the combination. Goodwill is monitored at the operating segment level.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs to sell. Any impairment is recognized immediately as an expense and is not subsequently reversed.

(5)	Intangible assets except goodwill

Separately acquired Intangible assets except for goodwill are shown at historical cost. These assets have definite useful lives and are carried at historical cost less accumulated amortization. Assets with definite useful lives are amortized using the straight-line method according to the estimated useful lives presented below. However, facility usage rights (condominium membership and golf membership) and broadcast license are regarded as intangible assets with indefinite useful life and not amortized, because there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows.

The estimated useful life used for amortizing intangible assets is as follows:

Estimated Useful Lives
Development costs	5 - 6 years

Goodwill	Unlimited useful life

Software	6 years

Industrial property rights	5 - 10 years

Frequency usage rights	5.75 - 15 years

Others[1]	2 - 50 years

[1]	Facility usage rights (condominium membership and golf membership) and broadcast license included in others are classified as intangible assets with indefinite useful life.

(6)	Research and development costs

Expenditure on research is recognized as an expense as incurred. If the expense as incurred that is identifiable and when the probable future economic benefits are expected, the cost for the new merchandises and technology is recognized as intangible assets when all the following criteria are met:

•	It is technically feasible to complete the intangible asset so that it will be available for use;

•	Management intends to complete the intangible asset and use or sell it;

•	There is the ability to use or sell the intangible asset;

•	It can be demonstrated how the intangible asset will generate probable future economic benefits;

•	Adequate technical, financial and other resources to complete the development and to use or sell the intangible asset are available; and

•	The expenditure attributable to the intangible asset during its development can be reliably measured

Other development expenditures that do not meet these criteria are recognized as expenses as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period. Capitalized development costs, which are stated as intangible assets, are amortized using the straight-line method when the assets are available for use and are tested for impairment.

2.14	Borrowing Costs

Borrowing costs incurred in the acquisition or construction of a qualifying asset are capitalized in the period when it is prepared for its intended use, and investment income earned on the temporary investment of borrowings made specifically for the purpose obtaining a qualifying asset is deducted from the borrowing costs eligible for capitalization during the period. Other borrowing costs are recognized as expenses for the period in which they are incurred.

2.15	Government Grants

Government grants related to assets are recognized in profit or loss on a systematic and rational basis over the useful life of the asset by setting up the grant as deferred income, and government grants related to income are deferred and recognized in the statement of income as part of ‘other non-operating income’ for the period in which the related expenses for the purpose of the government grants are incurred.

2.16	Impairment of Non-Financial Assets

Goodwill or intangible assets with indefinite useful lives are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. Non-financial assets, other than goodwill, that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

2.17	Financial Liabilities

(1)	Classification and measurement

Financial liabilities at fair value through profit or loss are financial instruments held for trading. Financial liabilities are classified in this category if incurred principally for the purpose of repurchasing them in the near term. Derivatives that are not designated as hedges or bifurcated from financial instruments containing embedded derivatives are also categorized as held-for-trading.

The Company classifies non-derivative financial liabilities, except for financial liabilities at fair value through profit or loss, financial guarantee contracts and financial liabilities that arise when a transfer of financial assets does not qualify for derecognition, as financial liabilities carried at amortized cost and presented as ‘trade payables’, ‘borrowings’, and ‘other financial liabilities’ in the statement of financial position.

Preferred shares that provide for a mandatory redemption at a particular date are classified as liabilities. Interest expenses on these preferred shares calculated using the effective interest method are recognized in the statement of income as ‘finance costs’, together with interest expenses recognized on other financial liabilities.

The Company’s financial liabilities at fair value through profit or loss are financial instruments held for trading and designated as financial liabilities at fair value through profit or loss. Financial liabilities held for trading are financial liabilities that are incurred principally for the purpose of repurchasing them in the near term and derivatives that are not designated as hedges or bifurcated from financial instruments containing embedded derivatives. Financial liabilities at fair value through profit or loss are structured financial liabilities containing embedded derivatives issued by the Company.

As it was unable to measure the embedded derivatives separately from its host contract, the Company designated the entire hybrid contact as at fair value through profit or loss. The financial liability that the Company designated as at fair value through profit or loss is a foreign convertible bond.

(2)	Derecognition

Financial liabilities are removed from the statement of financial position when it is extinguished, for example, when the obligation specified in the contract is discharged, cancelled or expired or when the terms of an existing financial liability are substantially modified.

2.18	Financial Guarantee Contracts

Financial guarantees contracts provided by the Company are initially measured at fair value on the date the guarantee was given. Subsequent to initial recognition, the Company’s liabilities under such guarantees are measured at the higher of the amounts below and recognized as ‘other financial liabilities’:

•	the amount determined in accordance with Korean IFRS 1037, Provisions, Contingent Liabilities and Contingent Assets; or

•	the initial amount, less accumulated amortization recognized in accordance with Korean IFRS1018, Revenue.

2.19	Compound Financial Instruments

Compound financial instruments are convertible bonds that can be converted into equity instruments at the option of the holder. The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity conversion option. The equity component is recognized initially on the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

2.20	Employee Benefits

(3)	Post-employment benefits

The Company has both defined benefit and defined contribution plans.

A defined contribution plan is a pension plan under which the Company pays fixed contributions into a separate entity. The contributions are recognized as employee benefit expenses when an employee has rendered service.

A defined benefit plan is a pension plan that is not a defined contribution plan. Typically defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds and that have terms to maturity approximating to the terms of the related pension obligation. The remeasurements of the net defined benefit liability are recognized in other comprehensive income.

If any plan amendments, curtailments, or settlements occur, past service costs or any gains or losses on settlement are recognized as profit or loss for the year.

(4)	Termination benefits

Termination benefits are payable when employment is terminated by the Company before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Company recognizes termination benefits at the earlier of the following dates: when the entity can no longer withdraw the offer of those benefits or when the entity recognizes costs for a restructuring.

2.21	Share-based payments

Equity-settled share-based payments granted to employees are estimated at the grant date fair value of equity instruments and recognized as employee benefit expenses over the vesting period. The number of equity instruments expected to vest is remeasured with consideration to non-market vesting conditions at the end of the reporting period, with any changes from the original measurement recognized in the profit for the year and equity.

2.22	Provisions

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation and the increase in the provision due to passage of time is recognized as interest expense.

2.23	Leases

(1)	Lessee

A lease is an agreement, whereby the lessor conveys to the lessee, in return for a payment or series of payments, the right to use an asset for an agreed period of time. Leases where all the risks and rewards of ownership are not transferred to the Company are classified as operating leases. Lease payments under operating leases are recognized as expenses on a straight-line basis over the lease term.

Leases where the Company has substantially all the risks and rewards of ownership are classified as finance leases and recognized as lease assets and liabilities at the lower of the fair value of the leased property and the present value of the minimum lease payments on the opening date of the lease period.

(2)	Lessor

A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership at the inception of the lease. A lease other than a finance lease is classified as an operating lease. Lease income from operating leases is recognized in income on a straight-line basis over the lease term. Initial direct costs incurred by the lessor in negotiating and arranging an operating lease is added to the carrying amount of the leased asset and recognized as an expense over the lease term on the same basis as the lease income.

2.24	Capital Stock

Common stocks are classified as equity.

Where the Controlling Company purchases its own equity share capital, the consideration paid, including any directly attributable incremental costs, is deducted from equity attributable to the Controlling Company’s equity holders until the stocks are cancelled or reissued. Where such shares are subsequently reissued, any consideration received is included in equity attributable to the Controlling Company’s equity holders.

2.25	Revenue Recognition

Revenue is measured at the fair value of the consideration received or receivable for the sale of goods or rendering of services arising from the normal activities of the Company. It is stated as net of value added taxes, returns, rebates and discounts, after elimination of intra-company transactions.

The Company recognizes revenue when the amount of revenue can be reliably measured; when it is probable that future economic benefits will flow to the entity; and when specific criteria have been met for each of the Company’s activities, as described below. The Company bases its estimate on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

(7)	Sales of Services

When providing interconnection or telecommunications service to a customer based on service plans, the related revenue is recognized at the time service is provided. If the customer uses the telecommunications equipment according to the service plans, the related revenue is recognized on straight-line basis over the contract period. Revenue related to the other telecommunications services is recognized when the service is provided to the customer.

For other services, when the outcome of a transaction involving the rendering of services can be estimated reliably, revenue associated with such a transaction is recognized by reference to the stage of performance of the services. When the outcome of the transaction involving the rendering of services cannot be estimated reliably, revenue is recognized only to the extent of the expenses recognized that are recoverable.

Total consideration for combined services is allocated to each service in proportion to its fair value and the allocated amount is recognized as revenue according to revenue recognition policy for the service.

(8)	Sales of goods

The Company sells a range of handsets. Revenue from the sale of goods is recognized when products are delivered to the purchaser.

(9)	Interest income

Interest income is recognized using the effective interest method according to the time passed. When a loan and receivable is impaired, the Company reduces the carrying amount to its recoverable amount and continues unwinding the discount as interest income. Interest income on impaired loans and receivables is recognized using the original effective interest rate.

(10)	Commission fees

Commission fees related to credit card business recognized when it is probable that future economic benefits will flow to the entity and these benefits can be reliably measured. Revenues from acquiree fee, agent fee, optional service fees, member service fees and credit card service charge are measured at the fair value of the consideration received and recognized on a accrual basis.

(11)	Royalty income

Royalty income is recognized on an accrual basis in accordance with the substance of the relevant agreements.

(12)	Dividend income

Dividend income is recognized when the right to receive payment is established.

(13)	Customer loyalty program

The Company operates a customer loyalty program where customers accumulate points for purchases made which entitle them to discounts on future purchases. The reward points are recognized as a separately identifiable component of the initial sale transaction. The fair value of the consideration received or receivable in respect of the initial sale is allocated between the reward points and the other components of the sale. The fair value of the reward points is measured by taking into account the proportion of the reward points that are not expected to be redeemed by customers. Revenue from the reward points is recognized when the points are redeemed and the reward points expire 12 months after the initial sale.

2.26	Current and Deferred Income Tax

The tax expense for the period consists of current and deferred tax. Tax is recognized on the profit for the period in the statement of income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively. The tax expense is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period.

Management periodically evaluates tax policies that are applied in tax returns in which applicable tax regulation is subject to interpretation. The Company recognizes current income tax on the basis of the amount expected to be paid to the tax authorities.

Deferred tax is recognized for temporary differences arising between the tax bases of assets and liabilities and their carrying amounts as expected tax consequences at the recovery or settlement of the carrying amounts of the assets and liabilities. However, deferred tax assets and liabilities are not recognized if they arise from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences can be utilized.

Deferred tax liability is recognized for taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. In addition, deferred tax asset is recognized for deductible temporary differences arising from such investments to the extent that it is probable the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

2.27	Deferred Loan Fees and Costs

Loan origination fees in relation to loan origination process such as upfront fee, are deferred and amortized over the life of the loan as an adjustment to the yield of the loan using the effective interest rate method. Loan origination costs, which relates to loan origination activities such as commissions to brokers, are deferred and amortized over the life of the loan as an adjustment to the yield of the loan, using the effective interest rate method, if the future economic benefit related costs incurred can be matched with each loan.

In addition, the amortizations of the deferred loan origination fees on costs are offset and the net amounts are presented in the consolidated statement of financial position.

2.28	Dividend

Dividend distribution to the Company’s shareholders is recognized as a liability in the financial statements in the period in which the dividends are approved by the Company’s shareholders.

2.29	Approval of Issuance of the Financial Statements

The issuance of the December 31, 2014 financial statements of the Company was approved by the Board of Directors on February 24, 2015, which is subject to change with approval of the shareholders at the annual shareholders’ meeting.

3.	Critical Accounting Estimates and Assumptions

The Company makes estimates and assumptions concerning the future. The estimates and assumptions are continuously evaluated with consideration to factors such as events reasonably predictable in the foreseeable future within the present circumstance according to historical experience. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

3.1	Impairment of Goodwill

The Company tests annually whether goodwill has suffered any impairment. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations (Note 13).

3.2	Income Taxes

The Company is operating in numerous countries and the income generated from these operations is subject to income taxes based on tax laws and interpretations of tax authorities in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain.

3.3	Fair Value of Derivatives and Financial Instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Company uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period (Note 38).

3.4	Allowance for Doubtful Accounts

The Company recognizes provisions for accounting of estimated loss in customers’ insolvency. When the allowance for doubtful accounts is estimated, it is based on the aging analysis of trade receivables balances, incurred loss experience, customers’ credit rates and changes of payment terms. If the customer’s financial position becomes worse, the actual loss amount will be increased more than the estimated.

3.5	Net defined benefit liability

The present value of net defined benefit liability depends on a number of factors that are determined on an actuarial basis using a number of assumptions including the discount rate (Note 18).

3.6	Deferred Revenue

Service installation fees and initial subscription fees related to activation of service are deferred and recognized as revenue over the expected terms of customer relationships. The estimate of expected terms of customer relationship is based on the historical rate. If management’s estimation is amended, it may cause significant differences in the timing of revenue recognition and amount recognized.

3.7	Provisions

As described in Note 17, the Company records provisions for litigation and assets retirement obligations as of the end of the reporting period. The provisions are estimated based on the factors such as the historical experiences.

3.8	Useful lives of Property and Equipment, Intangible Assets and Investment Property

Depreciation on the property and equipment, intangible assets and investment property excluding land, condominium memberships, golf club memberships, and broadcasting concession is calculated using the straight-line method over their useful lives. The estimated useful lives are determined based on expected usage of the assets and the estimates can be materially affected by technical changes and other factors. The Company will increase depreciation if the useful lives are considered shorter than the previously estimated useful lives.

Disclaimer:

Please be informed that the above notes to KT consolidated financial statements may differ in quantity and contents with the Annual General Shareholders’ Meeting Notice disclosed in Korean language, which is prepared according to the Korean Commercial Code, from other disclosures under different jurisdictions.

Agenda No. 2

Amendment of Articles of Incorporation

Inclusion of “Internet Multimedia Broadcasting Business” in Subparagraph 2 of Article 2(Purpose)

Pursuant to the “Internet Multimedia Broadcasting Business Act”, approval of the following amendment of the Articles of Incorporation is requested.

KT proposes an amendment to Article 2 (Purpose) – 2 (New Media Business) to add Internet Multimedia Broadcasting Business to clarify KT’s engagement in the IPTV business, which the company had done on the basis of “new media business”. According to the Ministry of Science, ICT, and Future Planning, the approving regulatory body, KT must stipulate “internet multimedia broadcasting business” in its business purpose to encompass KT’s commercial activities and business scope in regard to the IPTV business. Accordingly, KT must add “Internet Multimedia Broadcasting Business” to amend its business purpose to “New Media Business and Internet Multimedia Broadcasting Business.”

— Comparison between the Articles of Incorporation before and after amendments:

Before Amendment	After Amendment
Article 2. (Purpose) The objective of KT is to engage in the following business activities	Article 2. (Purpose) The objective of KT is to engage in the following business activities

2. New media business

2. New media business and Internet Multimedia Broadcasting Business

Addendum(March 27, 2015)

These Articles of Incorporation shall become effective as of the date of resolution of the General Meeting of Shareholders

Agenda No. 3

Election of Directors

Pursuant to Article 25(Election of the Representative Director and Directors), Article 42(Outside Director Candidates Recommendation Committee) of the Articles of Incorporation of KT, approval of the election of director is requested.

At the 33rd Annual General Meeting of Shareholders, two(2) Inside Directors and three(3) Outside Directors shall be elected. Mr. Chang-Gyu Hwang, the CEO and President of KT nominated two(2) Inside Director Candidates with the consent of the Board of Directors, and the Outside Director Nominating Committee has recommended three(3) Outside Director candidates.

Biographies of the candidates are as follows.

<Agenda Item No. 3-1, Inside Director Candidate> Mr. Heon Moon Lim

¨	Date of birth: November 15, 1960

¨	Person nominating said candidate:	CEO and President (with the consent of Board of Directors)

¨	Relation to the largest shareholder: None

¨	Details of transactions between said candidate and the corporation concerned for the past three years:	None

¨	Term of office: March 27, 2015 to the 34th Annual General Meeting of Shareholders (one year)

¨	Present occupation: Head of Customer Business Group, KT

¨	Education

¡	1998	Ph.D., Business Administration, Seoul National University

¡	1986	M.A., Business Administration, Seoul National University

¡	1984	B.A., Business Administration, Yonsei University

¨	Professional associations

¡	2014 – Present	Head of Customer Business Group, KT

¡	2013 – 2014	Professor, Department of Economics and Management, Chungnam National University

¡	2012 – 2013	Chief Operating Officer of KT Telecom & Convergence Group

¡	2012	Chief Operating Officer of Home Customer Strategy BU, KT Home Business Group

¡	2010 – 2012	Head of Home Customer Strategy BU, KT Home Business Group

¡	2010	Head of Home Integrated Marketing Communication BU, KT Home Business Group

<Agenda Item No. 3-2, Inside Director Candidate> Mr. Jeong Tae Park

¨	Date of birth: December 10, 1959

¨	Person nominating said candidate: CEO and President (with the consent of Board of Directors)

¨	Relation to the largest shareholder: None

¨	Details of transactions between said candidate and the corporation concerned for the past three years: None

¨	Term of office: March 27, 2015 to the 34th Annual General Meeting of Shareholders (one year)

¨	Present occupation: Head of Legal & Ethics Office, KT

¨	Education

¡	1984	M.A., Department of Industrial Engineering, KAIST

¡	1982	B.A., Department of Industrial Engineering, Seoul National University

¨	Professional associations

¡	2014 – Present	Head of Legal & Ethics Office, KT

¡	2013	Head of Group Shared Service Group, KT

¡	2012	Head of Corporate Center Strategy & Planning Office, KT

¡	2009 – 2011	Head of Procurement Strategy Office, KT

¡	2007 – 2008	Head of Platform Laboratory, KT

¡	2006 – 2007	Head of Strategy&Planning Office, Corporate Planning Group, KT

¡	2005 – 2006	Head of Service Planning Unit, KT

<Agenda Item No. 3-3, Outside Director Candidate> Mr. Suk-Gwon Chang

¨	Date of birth: February 21, 1956

¨	Person nominating said candidate: Outside Director Nominating Committee

¨	Relation to the largest shareholder: None

¨	Details of transactions between said candidate and the corporation concerned for the past three years: None

¨	Term of office: March 27, 2015 to the 36th Annual General Meeting of Shareholders (three years)

¨	Present occupation: Professor of MIS and Telecommunications, School of Business Hanyang University

¨	Education

¡	1984	Ph.D., Management Science, Korea Advanced Institute of Science and Technology (KAIST)

¡	1981	M.S., Industrial Engineering, Korea Advanced Institute of Science and Technology (KAIST)

¡	1979	B.S., Industrial Engineering, Seoul National University

¨	Professional associations

¡	2014 – Present	Dean of Business School of Hanyang University

¡	2014 – Present	President, The Korean Operations Research and Management Science Society (KORMS)

¡	1984 – Present	Professor of Business School of Hanyang University

¡	2010 – 2012	Dean of Graduate school of Hanyang Cyber University

¡	2010 – 2011	Chairman, Korea Association for Telecommunications Policies

<Agenda Item No. 3-4, Outside Director Candidate> Mr. Dong-Wook Chung

¨	Date of birth: August 22, 1949

¨	Person nominating said candidate: Outside Director Nominating Committee

¨	Relation to the largest shareholder: None

¨	Details of transactions between said candidate and the corporation concerned for the past three years: None

¨	Term of office: March 27, 2015 to the 36th Annual General Meeting of Shareholders (three years)

¨	Present occupation: Senior Counsel, Law Firm Kim¸Choi & Lim

¨	Education

¡	1973	Seoul National University, Graduate School of Law, LL.M., Seoul, Korea

¡	1971	Seoul National University, College of Law, LL.B., Seoul, Korea

¨	Professional associations

¡	2005 – Present	Senior Counsel, Law Firm Kim¸Choi & Lim

¡	2003 – 2005	Lawyer, Law Firm Kim, Chang & Lee

¡	1998 – 2003	Prosecutor, Seoul High Prosecutors’ Office

¡	1997 – 1998	Chief Prosecutor, Bucheon Branch of the Incheon District Prosecutors’ Office

¡	1996 – 1997	Deputy Prosecutor, Dongbu Branch of Seoul District Prosecutors’ Office.

<Agenda Item No. 3-5, Outside Director Candidate> Mr. Daiwon Hyun

¨	Date of birth: August 1, 1964

¨	Person nominating said candidate: Outside Director Nominating Committee

¨	Relation to the largest shareholder: None

¨	Details of transactions between said candidate and the corporation concerned for the past three years: None

¨	Term of office: March 27, 2015 to the 36th Annual General Meeting of Shareholders (three years)

¨	Present occupation: Professor, Mass Communication & Director of Sogang Communication Center, School of Communication Sogang University

¨	Education

¡	1998	Ph.D., Telecommunications and Mass Media (Telecommunications Policy), Department of Broadcasting, Temple University, Pennsylvania, USA

¡	1989	M.A., Journalism & Broadcasting, Department of Mass Communications, Sogang University, Seoul, Korea

¡	1987	B.A., Journalism & Broadcasting, Department of Mass Communications, Sogang University, Seoul, Korea

¨	Professional associations

¡	2014 – Present	Chairman, Korea Digital Content Industry Forum

¡	2013 – Present	Advisor to the President for Creative and Innovative Economic Team, National Economic Advisory Council (NEAC)

¡	2000 – Present	Professor, Mass Communication & Director of Sogang Communication Center, School of Communication Sogang University

¡	2012	Chairman, Internet-based Broadcasting Service Promotion Forum (Korea Communications Commission supported)

¡	2010 – 2011	Chairman, ‘Beautiful Internet World’ Forum

¡	2006 – 2008	Chairman, Users’ Open Committee for Media Daum

ø Board of Directors after AGM

1) BOD Members

Before AGM	After AGM

¨ Inside Directors
Chang-Gyu Hwang, President&CEO	Chang-Gyu Hwang, President&CEO
Heon Moon Lim	Heon Moon Lim
Jeong Tae Park
¨ Outside Directors
Do Kyun Song	Do Kyun Song
Keuk Je Sung*	Dong-Wook Chung*
Sang Kyun Cha*	Sang Kyun Cha*
Jong-Gu Kim*	Jong-Gu Kim*
Chu-Hwan Yim	Chu-Hwan Yim
Pil Hwa Yoo*	Daiwon Hyun
Suk-Gwon Chang	Suk-Gwon Chang
Dae-Geun Park	Dae-Geun Park*

*	Members of Audit Committee

Refers to directors who are new candidates for KT Board of Directors

2) Biographies of Current Directors

Do Kyun Song
Date of Birth	September 20, 1943
Current Position	Advisor to Bae, Kim & Lee LLC
Percentage of BOD Meeting Attendance	100%
Professional History • Vice-Chairman, Korea Communication Commission • Chair-professor, Department of Journalism and Broadcasting, Sookmyung Women’s University

Keuk-Je Sung
Date of Birth	June 4, 1953
Current Position	Professor, Graduate School of International Studies, Kyung Hee University
Percentage of BOD Meeting Attendance	100%
Professional History • Professor, Graduate School of International Studies, Kyung Hee University • Secretary General, Chairman of Board of Directors, ASEM-DUO Fellowship Program

Sang Kyun Cha
Date of Birth	February 19, 1958
Current Position	Professor, Department of Electrical and Computer Engineering, Seoul National University
Percentage of BOD Meeting Attendance	100%
Professional History • Director, Financial Management Committee, Seoul National University • Outside Director, SAP R&D Center Korea • Visiting Scholar, Computer Science, Stanford University

Jong-Gu Kim
Date of Birth	July 7, 1941
Current Position	Corporation lawyer of New Dimension Law Group
Percentage of BOD Meeting Attendance	88%
Professional History • The 46th Minister of Ministry of Justice • Director of the Seoul High Prosecutors’ Office • The 35th Vice-Minister of Ministry of Justice

Chu-Hwan Yim
Date of Birth	February 9, 1949
Current Position	Guest Professor of Department of Electronics and Information Engineering, Korea University
Percentage of BOD Meeting Attendance	100%
Professional History • Member of Presidential Advisory Council on Science & Technology • Chairman of ITU Plenipotentiary 2014 • President of KLabs

Pil Hwa Yoo
Date of Birth	January 13, 1954
Current Position	Professor of Sung Kyun Kwan School of Business
Percentage of BOD Meeting Attendance	100%
Professional History • Standing Director of the Korean-Japanese Economics & Management Association • Vice-Chairman of Korean Academic Society of Business Administration

Suk-Gwon Chang
Date of Birth	February 21, 1956
Current Position	Professor of MIS & Telecommunications, School of Business Hanyang University
Percentage of BOD Meeting Attendance	100%

Professional History

•      President, The Korean Operations Research and Management Science Society (KORMS)

•      Director, Korea Internet & Security Agency (KISA)

•      Advisory Committee Member, Communications Technology Advisory Group, Korea Communications Commission

•      Chairman, Korea Association for Telecommunications Policies

Dae-Geun Park
Date of Birth	March 15, 1958
Current Position	Dean of the College of Economics and Finance, Hanyang University
Percentage of BOD Meeting Attendance	100%

Professional History

•       Co-Team Leader, Financial Services Bureau TF, Financial Services Commission

•       Chairman, Financial Development Council, Financial Services Commission

•       Consultant Committee of Fund Management, Korea Securities Depository

•       Committee Member, Korea Finance Corporations

*	Percentage of BOD Meeting attendance is calculated over 2014

3) Tenure Status of Board of Directors

	Name	Initial Appointment Date	Recent Appointment Date	End of Tenure
Inside Directors	Chang-Gyu Hwang	Jan. 2014	Jan. 2014	AGM 2017
	Heon Moon Lim	Mar. 2014	Mar. 2015*	AGM 2016*
	Jeong Tae Park	Mar. 2015*	Mar. 2015*	AGM 2016*
Outside Directors	Do Kyun Song	Mar. 2013	Mar. 2013	AGM 2016
	Sang Kyun Cha	Mar. 2012	Mar. 2013	AGM 2016
	Jong-Gu Kim	Mar. 2014	Mar. 2014	AGM 2017
	Chu-Hwan Yim	Mar. 2014	Mar. 2014	AGM 2016
	Suk-Gwon Chang	Mar. 2014	Mar. 2015*	AGM 2018*
	Dae-Geun Park	Mar. 2014	Mar. 2014	AGM 2017
	Dong-Wook Chung	Mar. 2015*	Mar. 2015*	AGM 2018*
	Daiwon Hyun	Mar. 2015*	Mar. 2015*	AGM 2018*

*	implies the date under the assumption of approval of election at the 33rd AGM.

Refers to directors who are new candidates for KT Board of Directors

Agenda Item No. 4

Election of member of Audit Committee

Pursuant to the Article 415-2(Audit Committee), Article 542-11(Audit Committee) and Article 542-12(Composition of Audit Committee) of Commercial Code, and Article 43(Audit Committee) of Articles of Incorporation of KT, election of the members of the Audit Committee is hereby requested.

KT’s Audit Committee consists of three or more Outside Directors. At this Annual General Meeting of Shareholders, two(2) members of the Audit Committee will be elected.

ø Limit on Exercising Voting Rights Regarding Election of the Members of Audit Committee

Article 409 of the Korean Commercial Code stipulates that any shareholder who holds more than 3% of the total issued shares with voting rights may not exercise his or her vote in respect of such excess shares beyond the “3% limit” when exercising voting rights with respect to election of the members of the audit committee. Please note that the shareholders who own more than 3% of KT’s voting shares (equivalent to 7,345,881 shares) are not entitled to any voting rights exceeding the “3% limit”.

Biographies of the candidates are as follows:

<Agenda Item No. 4-1> Mr. Dae-Geun Park

¨	Reason for recommendation: Mr. Park served as a board member of Woori Asset Management, KDB financial holdings and also has been a board member for numerous listed companies in Korea. Currently, Mr. Park is the director in Financial Services Commission, chairman of Financial Industry Development Committee of FSC and a consultant of Committee of Fund Management in KSD(Korea Securities Depository). As a professor of the College of Economics and Finance at Hanyang University, Mr. Park is expected to contribute his financial insight for KT.

¨	Date of birth: March 15, 1958

¨	Person nominating said candidate: Board of Directors

¨	Relation to the largest shareholder: None

¨	Details of transactions between said candidate and the corporation concerned for the past three years: None

¨	Term of office: March 27, 2015 to the 35th Annual General Meeting of Shareholders (two years)

¨	Present occupation: Dean of the College of Economics and Finance, Hanyang University

¨	Education

¡	1989	Ph.D., Economics, Harvard University

¡	1983	M.S, Operations Strategy and Management Science, KAIST

¡	1981	B.A., Economics, Seoul National University

¨	Professional associations

¡	2013 – Present	Chief of the Economic Research Institute, Hanyang University

¡	2013 – Present	Chairman, Financial Development Council, Financial Services Commission

¡	2012 – Present	Consultant, Committee of Fund Management, Korea Securities Depository

¡	1991 – Present	Professor of the College of Economics and Finance, Hanyang University

¡	2009 – 2013	Committee Member, Korea Finance Corporations

<Agenda Item No. 4-2> Mr. Dong-Wook Chung

¨	Reason for recommendation: Mr. Chung was a prosecutor of Seoul High Prosecutor’s Office and the Chief Prosecutor of Incheon Metropolitan Police Agency. Mr. Chung serves as senior counsel for Law Firm Kim, Choi & Lim and legal advisor in Seoul municipal assembly and various institutions. Mr. Chung’s legal expertise is expected to provide insights and advices for KT’s strategy, as telecommunication industry in Korea is highly regulated.

¨	Date of birth: August 22, 1949

¨	Person nominating said candidate: Board of Directors

¨	Relation to the largest shareholder: None

¨	Details of transactions between said candidate and the corporation concerned for the past three years: None

¨	Term of office: March 27, 2015 to the 36th Annual General Meeting of Shareholders (three years)

¨	Present occupation: Senior Counsel, Law Firm Kim, Choi & Lim

¨	Education

¡	1973	Seoul National University, Graduate School of Law, LL.M., Seoul, Korea

¡	1971	Seoul National University, College of Law, LL.B., Seoul, Korea

¨	Professional associations

¡	2005 – Present	Senior Counsel, Law Firm Kim¸Choi & Lim

¡	2003 – 2005	Lawyer, Law Firm Kim, Chang & Lee

¡	1998 – 2003	Prosecutor, Seoul High Prosecutors’ Office

¡	1997 – 1998	Chief Prosecutor, Bucheon Branch of the Incheon District Prosecutors’ Office

¡	1996 – 1997	Deputy Prosecutor, Dongbu Branch of Seoul District Prosecutors’ Office.

Agenda Item No. 5

Approval of Limit on Remuneration of Directors

Pursuant to Article 388 (Remuneration of Directors) of the Commercial Code and Article 31 (Remuneration and Severance Payment for Directors) of Articles of Incorporation of KT, approval of limit on remuneration for directors is required.

Pursuant to provisions of the Articles of Incorporation, a limit on remuneration for directors shall be approved at the Annual General Meeting of Shareholders.

The compensation of all directors is deliberated by the Evaluation and Compensation Committee which consists of Outside Directors only. The committee has the duty to evaluate the performance of the CEO. The committee also proposes the limit on remuneration of directors to the shareholders for approval.

The Limit on Remuneration of Directors is based on the Director’s salary, short-term & long-term performance based incentives, provision for severance payment and allowance.

The Limit on Remuneration of Directors for 2015 proposed by the BOD is KRW 5.9 billion, which is the same as last year.

Summary of total compensation for directors in 2014(E) is presented on page 9. The total payment to directors would be estimated 61% of limit on remuneration.